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03003112

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Aeroflot Russian Int'l Airlines

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4592 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw
DATE : 1/16/03

AEROFLOT Annual Report 2001





Russian Airlines

AEROFLOT



Russian Airlines

Annual Report 2001



Table of Contents



General Director's Letter to Shareholders

Dear shareholders, results of the year 2001 support the strategy approved by the Board of Directors in 2000 for further development of the Company based on optimization of the route network and schedule of arrivals and departures, improvement of the aircraft fleet, and better service. In 2001, we managed to raise our profit, reach good operational parameters, and considerable advance of the market. ✈ We carried 5.832 million passengers, which is by 731.2 thousand more than in 2000, and 101.7 thousand tons of mail and cargo. We reached 18.939 billion passenger-kilometers and 2.259 ton-kilometers. ✈ The year of 2001 went into history as a period of dramatic ordeals for the entire world civil aviation. The shock brought about by the terrorist acts in the American sky and the subsequent crisis in air traffic has not gone round Aeroflot. However, the pledge of Aeroflot's success in overcoming the critical situation has been due to, no doubt, intense and well-organized effort of the numerous employees in the Company team, which revealed their best professional skills during the period.

Implementation of Strategic Goals. In 2001, we believed it to be fundamentally important to start moving from improving quantitative indices of our operations to qualitative changes targeted at increasing the efficiency. We do not desire to simply improve our 'gross' parameters. The principal effort in 2002 will be directed primarily towards raising our labor productivity and increasing the efficiency of all the divisions and that of the personnel while encouraging reasonable and careful cash management and elaboration of new approaches to implementation of our strategic goals. ✈ The principal amount of traffic and the principal share of Aeroflot revenue belong to international flights. That is why the development of a network of routes has always been of priority significance and a lot of effort has been spent to optimize the schedule of arrivals and departures and provide convenient connections for flights to and from Europe, America and South-East Asia. In 2001, the passenger load factor reached 65.8%. ✈ During the past year, much work was carried out to bring our business practice in line with the world standards. We have been reinforcing ourselves with everything new, advanced, or accumulated by the world major airlines in providing for passenger service and aircraft operation safety and security. Extensive work was done to introduce state-of-the-art information technology. That made it possible for Aeroflot to retain its leading position among Russian airlines and compete with leading world airlines as equals. ✈ The route network and schedule shape the basis of the airline business and a pledge of high cost efficiency. Aeroflot strives to increase the flight frequency and regularity at the largest and most attractive markets, which are Europe and Russia to date. ✈ At the same time, Aeroflot wanted to maintain and develop its route network and therefore entered into partner agreements with other airlines. ✈ The trademark of Aeroflot turned 70 in March 2002: it has become a unique national possession, and it is one of the oldest and most renowned names in the aviation world and far beyond it. Our current goal is to find novel solutions for promotion of the Aeroflot brand in society and among the public while imbuing it with up-to-date content reflecting the spirit of the Company. ✈ The Frequent Flyer Program 'Aeroflot Bonus' encouraging steady customers is gaining ever greater popularity, the number of participants reaching 122 thousand persons. Within the framework of the Program, agreements have been signed with our partners, which allows us to extend the list of passenger services and to make it still more attractive.

Cost Management. Under the circumstances of the world economic instability and increased expenses for further improvement of flight safety and security while it is not possible to raise air prices appropriately, success of the Company business, taking into consideration the growing competition, depends to a large extent on cash management, lower expenses, and cost reduction. Last year's significant expenditures for adjustment of the aircraft fleet in accordance with the European Union requirements, in particular for installing the Traffic Collision Avoidance System and upgrading the navigation equipment have paid off very well. Aeroflot is one of a few Russian airlines that has been building up its passenger and cargo traffic to Western European countries following April 1, 2002, when EU restrictions on aviation noise and emissions became effective. As before, we are still challenged by the goal of renovating the aircraft fleet. Tupolev Tu-134, Ilyushin Il-62, and Ilyushin Il-86 aircraft are not due to be updated to meet the EU requirements. Aeroflot intends firmly to come over from operating eleven types of aircraft to maximum four ones. That is a large reserve of economic and material resources and stability of high-quality traffic.

Corporate projects. In 2001, a project for radical improvement of service on board was started and began to be implemented successfully. The payment system for flight attendants has been changed. At present, it is targeted at actual results, intensity and quality of their labor. The innovation is aimed at another important issue: to raise the interest of flight attendants in their professional career. During the recent period, Aeroflot management has been paying special attention to the development of corporate culture. The Company team has to have a common understanding of the challenges with which Aeroflot is confronted, the staff members have to follow the same accepted corporate standards, and these principles become both a desirable prerequisite and a vital necessity while carrying out the intended changes.

Plans for the Nearest Future. We can observe a growing demand for domestic and international air traffic, which evidences a progressive advance of the Russian economy, a growth of solvent demand, and a rise in business activities of Russian enterprises. For 2002, Aeroflot is confronted with the following priority goals:
- securing absolutely safe flights;
- radical improvement in passenger service both on the ground and on board the aircraft;
- securing high efficiency and improving qualitative parameters of commercial, financial and economic activities;
- cost control and reduction of the costs;
- higher labor productivity.

The market of air traffic is very dynamic, especially in the modern changeable and unpredictable world. In order to meet the current challenges, we work steadily upon improvement of our business structure and labor organization in the Company. Therefore, changes become a norm rather than an exception. Their vector is directed at implementation of the intended strategy, increase of Company profitability, and strengthening of Aeroflot's status of Russian's largest airline enjoying its established authority in the world market. I appreciate the large amount of work performed by every Aeroflot employee, and recognize the support rendered by every shareholder in the implementation of strategic plans aimed at further progress of the Company.

General Director of Joint Stock Company
'Aeroflot–Russian Airlines'



V.M. Okulov

Main Events in 2001

On February 1, 2001 Aeroflot introduced a unified standard of airport pasenger service meeting international requirements. The respective document reflects provisions of the Air Code and laws of the Russian Federation, GOST State Standards, Chicago Convention, and the ICAO.
The standard was developed within the framework of the Aeroflot quality system.
On February 9, the Sheremetyevo-3 project was started. The capacity of the new terminal will amount to 8–10 million passengers per year. The terminal will serve for all domestic and international Aeroflot flights, as well as for flights of foreign carriers.
On February 14, Aeroflot became the world-first company that received an official rating from Standard&Poor's Agency for corporate governance. Standard&Poor's (S&P) corporate governance rating is the next step aiming at improvement of investment attractiveness of the Company.
On February 22, a code sharing agreement (CSA) was signed between JSC Aeroflot and Czech Airlines. The companies entered into the code sharing agreement (an interline agreement on jointly operated flights) over routes Moscow–Prague–Moscow and Moscow–Karlovy Vary–Moscow on CSA flights aiming at further extension of their cooperation.

In March, JSC Aeroflot issued a bond aiming at improvement of its debt structure, and the loan was successfully distributed. The total issue amounted to RUR 600 million with 374 days turnover and two coupon periods. The first coupon rate was 21% per annum.
On March 14, JSC Aeroflot-Russian Airlines received a new certificate of the State Patent Agency of the Russian Federation for its trademark, which was due to a change in the name of the Airline (In June 2000, the annual General Shareholders' Meeting excluded the word 'International' from the former name of JSC Aeroflot Russian International Airlines).
On March 15, global depositary receipts of JSC Aeroflot-Russian Airlines were first listed at the Vienna Stock Exchange NEWEX (New Europe Exchange).
The event became a hefty contribution to on further liquidity of the Company shares the secondary market.
On March 25, JSC Aeroflot and Estonian national carrier Estonian Air entered into an agreement on commercial cooperation, on the basis of which the airlines began joint operation of the Tallinn–Moscow–Tallinn route starting from April 2001.
On March 29, JSC Aeroflot won two top prestigious nominations of the Wings of Russia-2000 competition: 'Airline of the Year – passenger carrier at domestic air routes' in group I (carrying over 1 billion passenger-kilometers) and 'Airline of the Year – cargo carrier for domestic and international air routes' (traffic over 30 million ton-kilometers).

On April 6, Aeroflot was recognized to be the best airline according to a poll among readers of 'Readers' Digest' covering trademarks of greatest confidence.
On April 15, Aeroflot started regular Moscow–Tashkent–Moscow flights.
In November 2000, Aeroflot and Uzbekiston Havo Yollary signed a bilateral code-sharing agreement of cooperation (an interline agreement on a jointly operated flight). The agreement makes it possible to extend the possibilities of both carriers in transportation of transit and transfer passengers to most Aeroflot flights from Moscow to Russian cities and abroad.
On April 17, On April 17, the Board of the Moscow Interbank Currency Exchange (MICEX) passed a resolution on trading JSC Aeroflot shares on the second level quotation list. Included into the quotation list, JSC Aeroflot shares received a status of being 'officially recognized stock exchange quotation,' which ensures interest them on behalf in of competent investors.

In May, Aeroflot held an event called 'Meeting of Wartime Friends' as a tribute to the memory of the feat of the Russian people in the Second World War. Within the framework of the event, the Company granted a free return flight for War veterans to any city of Russia or Europe where Aeroflot aircraft fly. Over three thousand persons took part in the event.
In May, an Aeroflot Representative Office was opened in the city of Irkutsk to represent Company interests, provide for high-quality technical and ground service, and further develop the agency network.
On May 23, JSC Aeroflot and Austrian Airlines signed a code-sharing agreement. The agreement will make it possible for Aeroflot to extend its presence on the Moscow–Vienna–Moscow route, as well as to generate additional income due to rendering passengers a greater number of flight frequencies on the market.

On July 11, the Russian Federation Minister of Railroads, Moscow Government and the JSC Aeroflot General Director reached an agreement on construction of a high-speed railroad between the Leningrad Railroad Station and Sheremetyevo-3. Moscow will receive a convenient railroad communication with its airports. The parties consider the project as the most important stage in upgrading the transportation infrastructure of the city, which should give to passengers a reliable option in transfer to airports. That will reduce the number of passengers being late for the flight and cut down their travel expenses.
On July 26, Aeroflot opened a regular Moscow–Astrakhan–Moscow route. With the new flight, the Astrakhan Region population will have another chance to fly by air to many countries of the world where Aeroflot flies.

On September 6, 2001, an extraordinary General JSC Aeroflot–Russian Airlines Shareholders' Meeting was held. New shareholders appeared, and that is why the meeting considered early termination of powers of the current Board of Directors and approved new Board members.
On September 11, Aeroflot received a syndicated credit of USD 30 million. JSC Raiffeisenbank Austria set up the credit. The credit will be used to refinance the start of Sheremetyevo-3 International Terminal construction, as well as to replenish the Company working capital.
On September 20, in Moscow, in the Embassy of the Polish Republic, Aeroflot and airline LOT entered into a code-sharing agreement for air traffic by regular flights on the Moscow–Warsaw route. The agreement will make it possible to use the flights more efficiently and to raise the volume of sales.

On October 1, an Aeroflot Representative Office was opened in the city of Perm to represent Company interests, provide for high-quality technical and ground service, and further develop the agency network.
On October 4, from Geneva, where the World Intellectual Property Office is stationed, company Aeroflot–Russian Airlines received its trademark registration certificate.
On October 5, an Aeroflot Representative Office was opened in the city of Minsk to represent Company interests in the Republic of Belarus and further develop the agency network.

On December 27, company Aeroflot–Russian Airlines entered into a General Agreement with the National Olympic Committee of the Russian Federation on transportation of the Russian Team to the 19th Olympic Games in Salt Lake City.

Market of Air Carriage

2001 became the second year of gradual growth at the Russian market of air traffic. In 2001, domestic airlines increased their traffic of passengers by 14.8% and cargo by 12.7% in all segments of the air traffic market. International air traffic, particularly, passenger traffic grew most. ✈ In 2001, Aeroflot built up essentially its traffic in all segments of the passenger traffic market. On the whole, Company passenger traffic grew by 14.3% as compared with 2000. In particular, passenger traffic grew by 16.4% over domestic routes and by 13.5% over international routes. ✈ In Aeroflot cargo traffic, the domestic market grew by 21% in 2001. ✈ The year of 2001 was marked by the September events in the USA, which had a considerable impact on the world aviation sector. No doubt that Aeroflot also felt a certain influence of the events. However, due to urgent anti-crisis measures, such as optimization of the air fleet, optimization of the route network and cost reduction, the Company had a chance to overcome the situation. Thus, during the last quarter of 2001, when every leading company sustained an immense loss, Aeroflot managed both to preserve its international traffic at the level of 2000 and to secure a 1.5% growth in passenger traffic.





Aeroflot Development Strategy Implementation: Data of the Second Year

Strategy. In 2001, Aeroflot continued implementing its program for optimizing the route network while aiming at building an international class company. To reach the goal, the Company has been working successfully over the tasks set in the Strategic Development Concept accepted in 2000. Priority development directions in 2001 included quality improvement in services rendered to passengers over a very convenient route network while providing for the maximum level of safety and security.

Route Network. In 2001, implementation of the route network optimization program was continued, the purpose of the program being to balance the needs of passengers and the economic efficiency of the principal operations. The main direction of the program in 2001 was to increase flight frequencies in high-revenue directions and orientation towards business passengers. The Company stepped up the flight frequency on key European routes in 2001 and intends to boost flight frequencies over promising domestic routes. The orientation towards high-class passengers is an important factor in winning the market. To attract high-class passengers, Aeroflot worked out an optimal schedule of departures and arrivals and increased the number of convenient connections. ✈ Within the summer 2001 schedule, the number of connections rose by 23.21%, and the connection ratio grew by 7.94% as compared with the summer 2000 schedule period. ✈ The measures that have been undertaken brought positive results: the share of high-class passengers over Aeroflot principal international routes increased. Thus, growth of the number of passengers carried in business and first classes over such important Company direction as Europe amounted to 19%. ✈ In parallel with the rise in frequency of high-revenue flights, Aeroflot is studying new markets and opens new promising directions. For instance, in 2001 the Company opened new routes to Tashkent, Chelyabinsk, and Astrakhan. ✈ Rejection of loss-making and unpromising routes in 2001 made it possible to improve the overall economic efficiency of the network. Aeroflot cancelled some non-promising routes to Europe (3 routes), Africa and Middle East countries (5 routes), America (4 routes), South-East Asia (5 routes), and Russia and the CIS (1 route). In order to increase the load factor, some of the routes became operated jointly with other air-

Connection ratio


18,9
20,4
Summer 2000
Summer 2001

Number of connections


311 297
383 553
Summer 2000
Summer 2001


AEROFLOT

lines. A number of changes in the route network were undertaken in connection with the autumn 2001 crisis. Inasmuch as the US authorities do not permit transit landing any more, flights to Chicago were cancelled, and because of a drop in demand Aeroflot had to cancel some flights to America on certain dates. In 2002, the Company plans to continue improving and optimizing its route network. A number of measures will be undertaken to set up joint operation of airlines with foreign partners in order to create convenient connections for passengers and open new promising routes.

Improvement of the Aircraft Fleet. Restructuring the Company route network entails restructuring of the aircraft fleet. In December 2001, the Board of Directors approved a Program for Restructuring the JSC Aeroflot Aircraft Fleet, which is based on the following principles: matching the future route network; reduction of operational expenses and expenses for technical maintenance and leasing by means of cutting down the number of types of aircraft (down to 3-4); implementation of maximum high unified standards of passenger service; and aircraft fleet compliance with international standards. Focusing its efforts on promising air lines, Aeroflot introduces new, more competitive aircraft there. Over regular routes, operation of commercially unpromising Ilyushin Il-62 and Ilyushin Il-86 aircraft has been reduced. Within the framework of the program scheduled until 2005, the number of foreign-made aircraft in the Company fleet will stay unchanged. At the same time, the number of types of foreign-made aircraft will be reduced in order to optimize the expenses for technical maintenance and other operational costs. It is also planned that leasing payments will be lower because the leasing rates dropped by 25 to 30% in the current market situation. By 2004-2005, the annual saving due to implementation of the program will have reached approximately USD 95 million.



Regional Policy. Optimization of the Aeroflot route network is closely related to the intention of the Company to continue building up its air traffic at the Russian domestic market. The domestic market share, which was slightly over 1% in 1996, in 2001 reached about 11%, or approximately 13% while taking Aeroflot-Don into account. Further on, it is planned to increase the number of Aeroflot destination points within the Russian Federation.

Sheremetyevo-3. In 2001, the work on setting up a terminal at the Sheremetyevo airport (Sheremetyevo-3) was continued with a view for the development of a fully functional hub on its basis. The capacity of the new terminal will reach 8–10 million passengers per year. The terminal will serve for domestic and international flights of JSC Aeroflot and international air carriers providing for the maximum number of connections of Aeroflot flights with international flights or those of Aeroflot partners. Apart from that, the new terminal will make it possible to reduce the connection time to 30 min, which meets the world standards, as well as to improve the service quality at the airport. The preliminary cost estimate of the project is USD 280 million. In 2001, the first stone was laid down into construction of the Sheremetyevo-3 Terminal, and earthwork was commenced. An appropriate tender was held, and the Aeroports de Paris Group won and started working. In the report year, a complete set of documents was prepared for organization and legal form of the project, as well as for the procedure of selecting the operator and principal contractors.

High-Speed Transportation System. In 2001, Aeroflot took part in the development of the project "High-Speed Transportation System MMDTs 'Moscow City' – City Center – Sheremetyevo Airport," which is the first stage in the development of a new type of high-speed city passenger transport in Moscow. In future, it will secure reliable commuting between the city and three airports in the Moscow Air Complex, and thus provide for a convenient and rapid transfer between airports and city passenger traffic network. ✈ On September 17, 2001, the RF Ministry of Railroads (MPS of Russia), Government of Moscow, and JSC Aeroflot signed a trilateral agreement. A task force was set up including Mosgiprortrans, Commercial Load Central Department, JSC Aeroflot, and JSC CITY. ✈ In 2002, they intend to draw up a business plan, technical documentation, a network graph for construction, as well as to develop the project financial structure.

Aviation Technical Center Development. In July 2001, the Company commenced work on a project for modernization of the Aeroflot Aviation Technical Center (ATC). Experts from airline Air France were invited as consultants for the project. ✈ The project will make it possible to increase appreciably the Company business activity due to reduction of aircraft downtime for technical reasons and improve regularity of departures. The principal fields of work is to secure ATC operations meeting international requirements, strict control over employment of cash and tangible assets, as well as improvement of cooperation between the ATC and Company structural divisions.

Cargo Traffic Development. In 2001, JSC Aeroflot continued to take measures directed at implementation of the cargo traffic development strategy. The principal goals of the Company cargo traffic development strategy are to maximize the revenue from cargo traffic in baggage compartments of passenger aircraft and to maximize the long-term income from operating cargo aircraft. ✈ Thus, implementation of charter programs of cargo traffic in 2001 made it possible to generate additionally about USD 1.4 million. Last year, flight routes from South-East Asia were optimized; optimized were air cargo tariffs with due regard to seasonal demand and other factors (local currency exchange variations, the competitive situation, tendencies in the economic progress of the region, etc.); optimized were quotas for freight containers in order to maximize the revenue from container employment. In 2001, the procedure for setting cargo quotas were coordinated with due regard to actual passenger load, which made it possible to raise the load in a number of directions (particularly over the RF) by 10–15%. During 2001, the Company continued to implement the programs 'Aeroflot Transfer–2000' and 'Aeroflot Transfer–2000+' concerning delivery of commodities to the Russian Federation under customs control. The programs made it possible to attract to Aeroflot flights additional loads that had been earlier delivered by other carriers or by ground transport after customs clearance in Moscow. The Company commenced preparation for implementation of the programs 'Aeroflot Service' aimed at rendering services of customs clearance and delivery to the door and 'Aeroflot Courier' for delivery of courier loads. Aeroflot Representative Offices in London and Brussels started introduction of the 'Aeroflot Courier' program over lines from London and Brussels to Moscow, Yerevan, Kiev, Bishkek, and Baku. ✈ In order to regulate reservation of cargo traffic and improve the quality of service offered to consignors (because of reduction of the time for cargo acceptance and documentation processing, issuing an air waybill, rendering complete information on reservations over the entire delivery route), trial operation of the cargo carriage management system SITA SUPER CARGO was commenced. ✈ In 2002, it is planned to carry 96.6 thousand tons of cargo and mail, out of which 92.5 thousand tons of cargo (64.7 thousand tons by passenger aircraft and 27.8 thousand tons by cargo aircraft) and 4.1 thousand tons of mail. ✈ Also in 2002, it is intended to open regular cargo flights London–Tokyo–London, further development of the freight hub in Hahn, Germany, and putting McDonnell Douglas DC-10 aircraft



into operation. Replacement of the aircraft-engine fleet is associated with Ilyushin Il-76 flights to Europe being prohibited starting from 2002, higher efficiency of the McDonnell Douglas DC-10 aircraft, the need in setting up a regular freight line Europe–Asia enjoying a stable demand. In 2002, the Company plans to complete implementation of the cargo carriage management system SITA SUPER CARGO, as well as to reorganize the system of sales abroad and to extend its sales agency network. Company plans encompass elaboration and implementation of new programs in sales of cargo traffic, as well as setting up vertical and horizontal integration links (Aeroflot–TNT, Aeroflot – air freight forwarders, etc.) with the world-largest air cargo carriers.

Company Quality Policy. One of the Company's strategic development goals is to raise the quality of services rendered to passengers at every stage of service. In order to meet the goal, JSC Aeroflot worked out its policy and system of quality targeted at improvement of the Company operation in safe, secure and regular carriage of passengers, cargo and mail to most of the cities of the world and the Russian Federation in particular, employing an economically efficient route network with high-quality service meeting international standards, as well as reaching economic and operational parameters at the level of advanced European airlines. Thus, in February 2001 Aeroflot set up a Quality Management Department aiming at improvement of the organizational structure and methods of Company management that makes it possible to identify the contribution of each division and each employee towards reaching the Company goals, as well as at bringing the activities of the Company divisions into compliance with the ISO quality standards. Thus, in September 2001 Aeroflot entered into agreement with RW TUV (the principal selection body in Rhein-Westfalia) on rendering consulting services in the development and implementation of the quality system, and an Aeroflot general quality strategy and policy were developed.


BONUS
BONUS
BONUS
002
ussian Airlines
002 0513 94
002

Frequent Flyer Program 'Aeroflot Bonus.' The program encouraging frequent flyers 'Aeroflot Bonus' is being improved. The program is targeted at setting up a system of bonuses that is competitive in the Russian and international markets. With the introduction of a new table of score points and bonuses, many passengers taking part in the program were able to use their accumulated scores. The program resulted in an essential rise in the number of passengers who had taken part in programs of our Western competitors but this year preferred to fly by Aeroflot and participate in our Frequent Flyer Program. Respectively, the Company income from steady and newly involved passengers grew. Successful cooperation with partner enterprises also extended the potential of participants in accumulating and spending their points. The Company was busy improving service for program participants in 'Aeroflot Bonus' Representative Offices and over the phone. One can get an answer to any question seven days a week. For owners of elite cards, a new service was introduced: a free ride using a company Moscab taxi from airport Sheremetyevo-2 to Moscow or Moscow Region. In 2001, Aeroflot introduced the latest version of the loyalty system software from company UNISYS, the system making it possible to carry out new campaigns aiming at additional encouragement of passengers who prefer Aeroflot services. Plans for 2002 include implementation of agreements prepared in 2001 on issuing plastic bank cards connecting the payment system with the 'Aeroflot Bonus' Program; launching partner agreements with a number of Russian and foreign airlines; further development of an Aeroflot global loyalty system through leaders of the service sector; and introduction of an encouragement program for Aeroflot little passengers.

Measures Directed at Reaching Financial Stability. In 2001, Aeroflot continued its work aimed at reaching financial stability. Measures were undertaken in 2001 to connect every Company Representative Office in the Russian Federation into a unified settlement network based on JSC Sberbank of Russia, which serves the purpose of centralizing financial flows of the Company. The result was that 21 Representative Offices were connected to the settlement network. The scheme makes it possible to employ cash more efficiently and reduces the unengaged ruble liquidity in the form of accumulated cash reserves at the Representative Office



account. ✈ In 2001, Aeroflot continued introducing the Chase Insight system providing for rapid information access from the Company Central Office to accounts of Representative Offices abroad. During the past year, the Chase Insight system was connected to accounts of 14 Representative Offices (15 banks) whose revenue is on the average 44.3% of the overall revenue of JSC Aeroflot-Russian Airlines Representative Offices abroad. Just as well, within the framework of setting up data control over financial flows, an agreement is being entered into with Raiffeisenbank-Group, Vienna, intending to transfer the accounts of Representative Offices in East-European countries for service at Raiffeisenbank Group regional banks and providing for appropriate access to accounts of Representative Offices in Eastern Europe and efficient management of the account balances. ✈ Centralization of cash flows from the principal business of the Company has its own specific industry-related features. JSC Aeroflot-Russian Airlines employs the potential of consolidated financial flows from sales within the framework of BSP/ARC systems based on the IATA International Currency Clearing System (ICCS). ✈ Within the framework of the project, Aeroflot signed an agreement with the IATA on accession to the ICCS and another agreement with the IATA on connecting to the iiNET electronic channel and employing it for on-line downloading of sales reports. ✈ In 2001, the Company implemented a program of transferring Aeroflot Representative Offices abroad to the system of planning financial flows on the basis of making up the payment balance and control over its execution with further consolidation of the Company payment balance on the whole. ✈ In 2001, the Company optimized its credit portfolio, e.g., it managed to reduce the cost of borrowing, to increase the period of crediting, and to apply new forms of structuring security, viz. using the cash flows passing through the IATA Clearing House and employing receipts from foreign sales of tickets within the framework of BSP/ARC settlement systems. Accounts payable for RUR 840.2 million were rescheduled, due to which the overall saving of cash amounted to RUR 101.8 million. ✈ In 2001, the Central Bank of Russia granted a license to the Company for organization and implementation of settlement with foreign airlines through the IATA Clearing House (ICH), which made it possible to improve the relations with foreign airlines, to set up a transparent clearing system, and to cut down significantly the period of settlement. The work done on presentation for payment of current and overdue accounts receivable and timely and reasonable protestations to a number of airlines resulted in the following: Aeroflot received USD 4.183 million (in that number, USD 2.93 million from Sabena, USD 598.9 million from Cuban (Cuba), and USD 655.0 from TAAG (Angola)).



Risk Management. In 2001, the Company focused its risk management upon the credit risk, as well as preparation of the Company to crisis situations. ✈ Bank guaranties were standardized and unified, and internal accounting procedures were adjusted, which allowed the Company to receive an efficient instrument for covering the credit risk and protecting Company interests. At the same time, flexibility in using the mechanisms of credit risk coverage made it possible to avoid excessive requirements to agents and, as a consequence, to avoid reduction of sales in a poorer market situation. Establishment of personal limits for the agents makes it possible to stimulate sales. ✈ Negotiations carried out with banks allowed the Company to restrict tariffs for bank guarantees for agents and make this instrument more attractive and convenient. ✈ In 2001, Company management took part in meetings with European airline specialists in crisis management. The know-how exchange made it possible to optimize the process of getting ready for a crisis situation. ✈ In September 2001, a Center for Crisis and Failure Situation Management was established, and it works on further improvement of the JSC Aeroflot Crisis Situation Personnel Response Plan. ✈ The critical events of 2001 revealed that the Company was well-prepared and capable of a fast and adequate response to events of that kind.



Flight Safety. Aeroflot is one of the most secure airlines in the world. According to IATA official data, the level of Aeroflot flight safety during the past two years was 99.95–99.98% for various types of aircraft. That is one of the highest indices among world air carriers. ✈ To date, Aeroflot employs an extended safety program, and latest technologies are used. Aeroflot traditionally studies and consolidates the most advanced experience in flight safety, invests into new devices and training of specialists. ✈ In 2001, to improve the flight safety level, an Aeroflot Safety Council was established, where they consider the most urgent issues associated with flight safety . ✈ According to the data of the State Civil Aviation Service of Russia, in 2001 flight hours per event amounted to 1789 hours, while the average for all airlines in Russia was 1490 hours, which attests to a higher level of Aeroflot in-flight reliability. ✈ On October 15, 2001, the JSC Aeroflot Managing Board approved a new JSC Aeroflot–Russian Airlines Safety and Security Concept, the concept including goal-oriented programs of further improvement of Airline safety and security. The programs scheduled for implementation in 2002 cover the following:

- Escorting high-risk flights. High-risk flight escort groups have to secure implementation of additional security measures both in-flight and pre-departure airport service.
- On-Board Aviation Video Special-Purpose System is special equipment for remote monitoring of the situation in the aircraft cabin both in flight and on the ground.
- Cynological Division of Aviation Security Service employs service dogs to search for and detect exploding devices, explosive substances, drugs, weapons, and ammunition. In May 2001, a Cynological Group was set up within the Aviation Safety and Security Service.

- Company Income Protection is a program for prevention of illegal migration and control of shipping and travel documents.
- Quality Control System of JSC Aeroflot Aviation Safety and Security Service makes it possible to meet fully the needs of passengers and comply with standards of future alliance partners.
- Security Service Personnel Provision Program. One of the basic conditions of appropriate operation of the safety and security system and provision of due efficiency of Aeroflot is good personnel management and advanced training of security service specialists.

It is intended to spend USD 10 million for the implementation of these target-oriented safety and security programs.

Aviation Security. The Aviation Security Service works in close contact with representatives of state border airport services and airport representatives at every city where Aeroflot aircraft fly, with specialists of the US Federal Aviation Administration similar administrations in other countries in order to improve cooperation, as well as to take into account the experience in designing the Sheremetyevo-3 Terminal. During 2001 the Aviation Safety and Security Service organized and conducted 12 drills with the participation of 1839 Aeroflot employees. Within 2001, measures undertaken by the Aviation Safety and Security Service prevented Company damages for illegal immigration and counterfeited travel papers in the amount of USD 2.5 million. The tragic events of September 11, 2001, in the USA pushed the Company to implementation of a stricter security mode of operation and speeded up signing a Memorandum of Understanding between JSC Aeroflot and representatives of the APIS program within the framework of the Advanced Passenger Information System (APIS). Apart from Aeroflot, 94 air carriers have signed a similar Memorandum of Understanding as well.



Information Technology Development. In 2001, the Company carried out optimization of communication services, rejected old terminal equipment and transferred to using Internet technologies, which made it possible to save USD 2.2. million as compared with intended expenses for 2001. In connection with rendering services for reservation of air tickets via the Internet, the number of Internet connections rose by 14%, therefore reducing operational expenses by 18.8% and saving approximately USD 1 million. In order to optimize operations, all Company Representative Offices abroad and some of the Representative Offices in the Russian Federation were connected to the resources of the Aeroflot corporate network. In 2002, it is planned to connect all other Representative Offices. In 2001, the Company continued the work launched in 2000: implementation of the integrated resource management system SAP R/3, which makes it possible to structure the financial, economic and administrative data of the Company. Aeroflot commenced introduction of the SAP R/3 system with the principal cost centers, in order to be able to optimize primarily the inventory, cost management and controllability of both cost and inventory. In 2001, the Company completed a trial run of the system in its Central Accounting Office, which made it possible to work out regulations for economic operations, and the system will be run commercially starting from early 2002. Further on, the process will involve other Company divisions, and that will link accounting, finance, commerce and general operations into a unified information system. Currently, the SAP R/3 system is in industrial operation at the Complex of Traffic Ground Support and in a trial run at the Department of Logistics. Thus, by the end of the year under review, the system was connected to 400 end users, out of which approximately 60 worked at the same time. In 2002, the Company will continue the work on intro-


АЭРОФЛОТ

ducing the system in the other divisions. ✈ In accordance with the 2000 decision on the use of state-of-the-art software and technological solutions in route network management and revenue management, in April 2001 the Company started introducing the SABRE – AirPrice and AirMax (systems for tariff management, pricing and group carriage) and the SABRE – FAM and APM (systems for the process of route network management). By the end of 2001, the AirPrice and FAM systems were installed and passed testing. Introduction of the AirMax and APM is scheduled for the second half of 2002, and their principal parameters are adjusted currently. In 2001, to get the project underway, five servers were acquired (one of them was leased) and about 40 units of computer equipment were purchased. Within the SABRE project, approximately 150 end users will be involved.

Representative Offices. JSC Aeroflot Representative Offices are stationed practically all over the world. They are involved in a broad range of tasks in both operational and commercial activities. ✈ The principal goals of the Representative Offices include efficient use of commercial and other rights, carrying out commercial, tariff and financial policy, support of commercial efficiency of Aeroflot flights, support of safety, security and regularity of flights, safety and security for passengers, aircraft teams, guarding aircraft at airports, as well as engineering aviation support of Aeroflot aircraft flights. ✈ In 2001, in there were 23 Aeroflot Representative Offices in the Russian Federation, three of which were regional ones, and there were 126 Aeroflot Representative Offices abroad, out of which there were 14 Offices in America, 26 Offices in South-East Asia and the Far East, 31 Offices in Western Europe, 23 in Eastern Europe and the CIS, and 32 in the Middle East and Africa. Last year, Representative Offices were opened in the Krasnodar Region, in Irkutsk and Astrakhan. ✈ In 2001, Representative Offices stationed in the Russian Federation delivered 763.2 thousand passengers and 4.5 thousand tons of cargo (in 2000, they delivered 627.4 thousand passengers and 4.4 thousand tons of cargo). As to 126 Aeroflot Representative Offices abroad, in 2001 they delivered 2240.7 thousand passengers (in 2000, they delivered 1977.4 thousand passengers). ✈ The principal goal set for the Representative Offices in 2002 is to improve the economic efficiency of their activities, which can be reached due to cost reduction, increase of revenue from traffic sales, raising labor productivity, improvement of customer service quality, boosting efficiency of traffic sales, improvement of work with customers, improvement of the system of training and refresher courses for personnel, and automation of worksite processes.

Traffic Sales Management. In 2001, Aeroflot continued its activities in improving the traffic sales system in three principal areas: improvement of Representative Office activities, optimization of operations at the Central International Agency and those of the Company agency network. ✈ In 2001, 12.1% of the overall sales in the Russian Federation were carried out by the Central International Agency, a JSC Aeroflot structural division that manages traffic sales for Aeroflot flights through a network of its own offices. In the report year, in order to boost the Company's own sales, a marketing campaign was held in order to promote Company's own sales offices, including advertisement actions targeted at increasing the direct sales share ('The whole Europe for USD 99'). In 2001, the Central International Agency started optimizing its office network, number of personnel, as well as advanced training for the employees. Within the framework of raising the efficiency and extending the sales zone, a number of new offices were opened in 2001. ✈ The Telephone Center for Traffic Reservation and Sales involved 8% of the Central International Agency receipts; they processed 1071.5 thousand calls. ✈ Within the Russian Federation area, 86.4% of overall sales are carried out through the agency network. By the end of 2001, the Aeroflot traffic was sold by 346 agencies, out of which 43%, or 149 agencies, were in Moscow, and the other 197 agencies were regional ones; 86% of regional agents work under direct control of Representative Offices. ✈ The Agent Encouragement Program worked out in 2001 and differentiated approach to participants at the agency market allowed Aeroflot agents to lower the level of base commissions from 9 to 7%. ✈ In 2001, bonus agreements were entered into and signed again with 18 agents in Yugoslavia, Latvia, Azerbaijan, China, India, Denmark, Sweden, and Great Britain and 21 agents in North America. It is noteworthy that the amount of commissions for the neutral ARC network was reviewed and lowered (up to 9%), and a number of measures were undertaken to expand the ARC agent network. The growth of the volume of sales through neutral ARC agents reached USD 3.8 million as compared with the year of 2000. ✈ Plans for 2002 include the development of corporate sales, sales via the Internet, and elaboration of a new approach to group carriage.





Tariff Policy. In 2001, the Company worked upon improvement of its pricing system, the principal part of which is setting up a system of tariffs, an efficient tool in sales process management making it possible to optimize the Company revenue. ✈ On the whole, the Aeroflot tariff policy is directed at a gradual growth of revenue, and the amount of revenue should provide for a sustainable financial position of the Company and potential for its further development. ✈ While working out a tariff policy, the Company took into account the need to provide for the stability of both structure and levels of tariffs for a season. For every market with a periodic variation of demand, the tariffs have seasonal levels or levels established depending on the day of the week. For markets of transatlantic traffic, which features an excess of containers being offered and severe price competition, of great significance is daily monitoring of competitors' tariffs and fast adequate response. ✈ In connection with the September 11, 2002, events, carrier tariffs were increased and an insurance markup to tariffs (USD 5 for each flight leg in international traffic) was introduced in order to cover elevated expenses for insurance of the aircraft fleet starting from October 15, 2001. ✈ Aeroflot spares no effort for the Company policy, despite its complexity, to be open and clear for participants in the process of air traffic sales. The Company pays much attention to the level of professional training of Aeroflot representatives dealing with agents, as well as to seminars, workshops and consultations for agents concerning tariff policy issues. Thus, in 2001, 10 seminars and workshops were held in Moscow with participation of over 150 Aeroflot agents, and Company representatives held weekly working meetings with agents.

Personnel Management Policy. Strategic goals cannot be reached without steady improvement of work targeted at personnel management. The purpose of the Company personnel policy is to attain economic efficiency in every area of work with the personnel on the basis of comprehensive consideration of factors influencing motivation of an employee towards the fullest possible discovery of the employee's potential. The approved concept of social and personnel policy includes three major areas of work: stimulation of efficient labor of employees, personnel professional training and development, and efficient social policy. The rise of systems management brought about a fundamentally new technology, i.e. human resource management. Instead of fragmented structure of personnel management, the new system is oriented primarily towards the development of human capital. The Company personnel policy provides for organizational integration, high level responsibility of every employee, high quality of work and its output, high-quality labor conditions. The policy secures steady professional growth of employees and improvement of labor conditions quality. The Company has a ramified system of personnel motivation reflecting every possible area of its development and meeting, in general, requirements of the motivation theory and goals of labor stimulation.
Material encouragement can be as follows:

- salary bonuses (for mastering a foreign language and using it at work, for mastering new technology, for high labor achievements, for high professional skill, for doing particular important work, for assignment of a scientific degree, etc.);
- individual extra charges (for night shift work, for team running, for increased scope of work, etc.);
- production bonuses (monthly and yearly bonuses, bonuses for an especially important work assignment, for specific assignments in increasing returns and reducing Company costs, for long service, for project implementation, etc.);
- non-production bonuses (lump sum stimulation in connection with a jubilee or a holiday, an overtime premium, a premium within yearly approved nominations).

Non-material encouragement can be as follows:

- social privileges for employees (medical insurance, additional vacation, preservation of average wages or salaries during advanced training or acquiring better competence, covering sanitation measures, employee credits, payment for temporary inability, lumpsum allowances, low fare tickets for employees and their family members, etc.).

Adjustment of the bonus system combined with reasonable differentiated basic salary is targeted at orientation of the employees towards higher labor efficiency. In 2001, a comprehensive project for advanced training of JSC Aeroflot personnel abroad was launched.

Traffic and Operational Results in 2001

Overall Traffic. In 2001, Aeroflot aircraft flew to 74 countries around the world with commercial and refueling landings, 131 cities, including 10 airports in the CIS and Baltic countries, and 25 cities within the Russian Federation. In 2001, 62,380 flights were made (up to 1,196 flights a week) – 11.5% more than in 2000. 28,796.1 million seat-kilometers were offered, which is 8.5% higher than in 2000. The Company carried 5,830,600 passengers and 101.6 thousand tons of cargo and mail in 2001. Aeroflot flew 18,943.4 million passenger-kilometers and 2,258.9 million ton-kilometers The traffic volume was higher than in 2000:

- Passenger turnover – by 8.7% (+1509.2 million passenger-km).
- Ton-kilometers – by 0.8% (+18.1 ton-km).
- Passenger traffic – by 14.3% (+729,700 passengers).
- Mail traffic – by 54.3% (+1,360 tons).

Cargo traffic was lower than in 2000 by 6.8% (-7,200 tons) due to reduced volume of aircraft Ilyushin Il-76 operation and to termination of aircraft McDonnell Douglas DC-10 flights starting from September 2000.

Deviations in Volume of Traffic in 2001 as Compared with 2000

	International Traffic	Domestic Traffic
Passenger turnover	+7,4% (+1042,3 million passenger-km)	+13,9% (+466,9 million passenger-km)
Ton-kilometers	-2,7% (-50,1 million ton-km)	+18,5% (+68,2 million ton-km)
Passenger traffic	+13,5% (+500,5 thousand passengers)	+16,4% (+229,2 thousand passengers)
Mail traffic	+52,4% (+1,1 thousand tons)	+64,6% (+0,26 thousand tons)
Cargo traffic	-10,3 (-9,7 thousand tons)	+21,0% (+2,4 thousand tons)

Traffic Structure. In 2001, the company continued developing domestic air traffic (growth of +16.4%), the share of which increased by 0.5% and reached 27.9% of the total passenger traffic. The amount of passenger traffic on international flights (including CIS countries and the Baltic states), while the absolute parameters grew by 13.5%, decreased by 0.5% and amounted to 72.1% of the total volume of traffic. Cargo traffic increased on domestic flights by 21.0%. The share of passenger traffic in 2001 increased by 15.0% on regular flights and only by 2.3% on non-regular (charter) flights. The share of charter traffic in the total amount decreased by 0.5% and amounted to 4.7%.

	2000	2001	by 2000 (%)
Total			
Passengers	5 100 900	5 830 600	114,3
Cargo and mail (tons)	107 400	101 600	94,6
Cargo and mail (tons)			
Passengers	4 835 000	5 558 500	115,0
Cargo and mail (tons)	99 200	92 000	92,7
Non-regular traffic			
Passengers	265 900	272 100	102,3
Cargo and mail (tons)	8200	9600	117,1
Share of regular traffic			
Passengers	94,8	95,3	0,5
Cargo and mail	92,4	90,6	-1,8
Share of non-regular traffic			
Passengers	5,2	4,7	-0,5
Cargo and mail (tons)	7,6	9,4	1,8

Regular Traffic

Parameters	Internat.	Domest.	*2001 total*	Internat.	Domest.	*2000 Total*	Internat.	Domest.	*1999 Total*
Aircraft-kilometers, thousand km	129 605,6	40 990,2	*170 595,8*	127 369,4	36 254,7	*163 624,1*	132 157,9	32 053,1	*164 211,0*
Aircraft departures	43 534	21 086	*64 620*	42 162	17 544	*59 706*	43 686	14 343	*58 029*
Flight hours	164 793	55 963	*220 756*	161 787	48 870	*210 657*	167 478	42 606	*210 084*
Passengers traffic, thousand	3938,9	1619,6	*5558,5*	3444,1	1390,9	*4835,0*	3275,9	1163,0	*4438,9*
Cargo and mail traffic, thousand tons	77,9	14,1	*92,0*	87,8	11,4	*99,2*	72,9	7,4	*80,3*
Passenger turnover, million passenger-km	14 236,6	3820,1	*18056,7*	13 202,0	3354,9	*16 556,9*	12 629,2	3149,0	*15 778,2*
Available passenger turnover, million passenger-km	22 414,6	5241,6	*27 656,2*	20 808,4	4600,7	*25 409,1*	22 536,0	4240,1	*26 776,1*
Passenger load factor, %	63,5	72,9	*65,3*	63,4	72,9	*65,2*	56,0	74,3	*58,9*
Ton-kilometers, million									
(a) passengers	1281,3	343,8	*1625,1*	1188,2	301,9	*1490,1*	1136,6	283,4	*1420,0*
(b) cargo	422,4	60,6	*483,0*	575,6	53,2	*628,8*	502,0	35,8	*537,8*
(c) mail	9,4	2,4	*11,8*	6,6	1,8	*8,4*	5,2	1,1	*6,3*
(d) Total	1713,1	406,8	*2119,9*	1770,4	356,9	*2127,3*	1643,8	320,3	*1964,1*
Commercial ton-kilometers, million	3348,2	650,0	*3998,2*	3321,0	599,0	*3920,0*	3330,8	555,4	*3886,2*
Aircraft load factor, %	51,2	62,6	*53,0*	53,3	59,6	*54,3*	49,4	57,7	*50,5*

Non-Regular Traffic

Parameters	Internat.	Domest.	2001 Total	Internat.	Domest.	2000 Total	Internat.	Domest.	1999 Total
Aircraft-kilometers, thousand km	6003,2	1240,2	*7243,4*	5918,2	820,0	*6738,1*	5027,7	833,9	*5861,6*
Aircraft departures	2243	455	*2698*	2113	334	*2447*	1788	360	*2148*
Utilization / flight hours	7803	1676	*9479*	7634	1113	*8747*	6581	1124	*7705*
Passengers traffic, thousand	266,2	5,9	*272,1*	260,5	5,4	*265,9*	164,3	6,1	*170,4*
Cargo and mail traffic, thousand tons	8,9	0,7	*9,6*	7,6	0,6	*8,2*	7,1	2,1	*9,2*
Passenger turnover, million passenger-km	873,8	12,9	*886,7*	866,1	11,2	*877,3*	611,6	15,6	*627,2*
Available passenger turnover, million passenger-km	1108,0	31,9	*1139,9*	1109,3	32,2	*1141,5*	830,1	33,0	*863,1*
Passenger load factor, %	78,9	40,4	*77,8*	78,1	34,9	*76,9*	73,7	47,2	*72,7*
Ton-kilometers, million									
(a) passengers	78,6	1,2	*79,8*	78,0	1,0	*79,0*	55,1	1,4	*56,5*
(b) cargo	30,5	28,7	*59,2*	23,8	10,7	*34,5*	23,6	16,8	*40,4*
(c) mail	-	-	-	-	-	-	-	-	-
(d) Total	109,1	29,9	*139,0*	101,8	11,7	*113,5*	78,7	18,2	*96,9*
Commercial ton-kilometers, million	186,3	40,7	*227,0*	172,8	20,6	*193,4*	148,2	25,7	*173,9*
Aircraft load factor, %	58,6	73,5	*61,2*	58,9	56,9	*58,7*	53,1	70,8	*55,7*

Qualitative Parameters. The passenger load factor, on both international and domestic flights, as well as for the Company on the whole, remained practically at the level of 2000 and amounted to 65.8% (+0.1% to 2000) with the increase in traffic volume by 8,6%. The aircraft load factor for the Company on the whole decreased, as compared with 2000, by 1.0% and amounted to 53.5%, mainly due to a drop in international transfer cargo traffic over passenger aircraft (-2.0%). The load factor on domestic flights reached 63.2% (+3.7%) and therefore partially compensated for the loss. The average passenger load factor for IATA member airlines amounted to approximately 65% in 2001.

Passenger Load Factor in 2001 and Deviation to 2000, %

Type of aircraft	2000	2001	2000, +/-
Ilyushin Il-96	65,4	68,5	3,1
Boeing 767	64,2	63,6	-0,5
Boeing 777	71,1	68,0	-3,2
Boeing 737	61,4	61,0	-0,4
Airbus 310	63,5	67,0	3,5
Ilyushin Il-62	72,4	68,6	-3,8
Ilyushin Il-86	70,6	67,1	-3,5
Tupolev Tu-154	62,1	62,5	0,4
Tupolev Tu-134	65,5	70,3	4,9
Ilyushin Il-76			
McDonnell Douglas DC-10			
Total	*65,7*	*65,8*	*0,1*
Total international flights	*64,2*	*64,2*	*0,1*
Total domestic flights	*72,7*	*72,7*	*0,0*

Aircraft Load Factor in 2001 and Deviation to 2000, %

Type of aircraft	2000	2001	2000, +/-
Ilyushin Il-96	52,0	50,0	-2,0
Boeing 767	49,1	46,9	-2,3
Boeing 777	56,2	52,0	-4,2
Boeing 737	54,6	54,6	0,0
Airbus 310	52,8	54,3	1,5
Ilyushin Il-62	54,8	52,6	-2,2
Ilyushin Il-86	60,5	60,6	0,1
Tupolev Tu-154	50,7	51,3	0,6
Tupolev Tu-134	51,7	54,0	2,3
Ilyushin Il-76	59,5	61,3	1,8
McDonnell Douglas DC-10	69,0	58,9	-10,1
Total	*54,5*	*53,5*	*-1,0*
Total international flights	*53,6*	*51,6*	*-2,0*
Total domestic flights	*59,5*	*63,2*	*3,7*

Utilization / Flight Hours. The utilization of aircraft grew as compared with 2000 by 4.9% (+10,831 flight hours), while the utilization of passenger aircraft grew by 7.3% (+14,830 flight hours) and that of cargo aircraft dropped (-23.6%, or -3,999 flight hours). The largest average daily utilization per listed aircraft was as follows:

Boeing 767 — 13,9 hours;	Boeing 737 — 9,4 hours;	Ilyushin Il-96 — 7,2 hours
Boeing 777 — 13,3 hours;	Airbus 310 — 9,7 hours;.	

Flight productivity in 2000 and 2001 over the listed types of aircraft, revealing the volume of transport product per one flight hour, was as follows:
The following changes took place in the fleet in 2001:

Type of aircraft	*Unit*	*2000*	*2001*	*2000, %*
Ilyushin Il-96	ton-km/h	13 233	13 788	104,2
Boeing 767	ton-km/h	12 688	12 228	96,4
Boeing 737	ton-km/h	5732	5781	100,9
Boeing 777	ton-km/h	21 759	19 079	87,7
Airbus 310	ton-km/h	10 729	11 011	102,6
Ilyushin Il-62M	ton-km/h	8785	8255	94,0
Ilyushin Il-86	ton-km/h	16 671	16 683	100,1
Tupolev Tu-154	ton-km/h	6374	6419	100,7
Tupolev Tu-134	ton-km/h	2670	2778	104,0
Ilyushin Il-76	ton-km/h	17 910	17 823	99,5
McDonnell Douglas DC-10-30F	ton-km/h	35 721	30 086	84,2

- Tupolev Tu-134 fleet increased from the year beginning by 4 leased aircraft;
- starting from September, operation of cargo aircraft McDonnell Douglas DC-10 was terminated due to expiration of the leasing agreement.

As of January 1, 2002, the Aeroflot fleet reached 111 aircraft, of which the Company owns 80 and leases 31 aircraft.

Aircraft Fleet Composition

As of January 1, 2002, JSC Aeroflot aircraft fleet composition was as follows:

Type of aircraft	*Own aircraft*	*Finance or operating lease*	*Total*	*2000, +/-*
Russian-made aircraft				
Ilyushin Il-96	6		6	
Ilyushin Il-62	13		13	
Ilyushin Il-86	15		15	
Tupolev Tu-154	24		24	−2
Tupolev Tu-134	12	4	16	4
Ilyushin Il-76	10		10	−1
Foreign-made aircraft				
Boeing 767		4	4	
Boeing 737		10	10	
Boeing 777		2	2	
Airbus 310		11	11	
McDonnell Douglas DC-10				−1
Total	*80*	*31*	*111*	

Aviation Fuel. Due to increase in the aircraft utilization (flight hours), the demand for aviation fuel rose as compared with 2000 by 2.3% (+28,800 tons). ✈ A drop in load factor by 1-2%, principally over long-range aircraft, and a significant rise in the flight hours of energy-intensive aircraft Ilyushin Il-86 (+26.5%) and Tupolev Tu-134 (+21.5%) brought about some increase in the specific consumption of aviation fuel (+1.5%, or 9 grams per 1 ton-kilometer). ✈ To save expenses for aviation fuel, in 2001 the Company undertook a number of measures, including the following:

- a tankering program was introduced, i.e. maximum fueling according to SITA system calculations (at the airports where fuel prices are lower);
- a fuel hedging scheme was worked out (for 30.0 thousand tons), which made it possible to forecast more accurately the expenses for aviation fuel in the 2001 budget.

Insurance. The first half of 2001 featured a relatively favorable level of loss for the insurance market, and no major air crashes occurred. At the same time, in the first two quarters of the year, insurance rates grew for all airlines on average by 30-40%, which fit closely the insurers' forecast of a rise in the overall premium collection in 2001. ✈ The 11th September 2001 events in the USA drastically changed the situation for the aviation insurance market. A rise in insurance rates in the fourth quarter, when over 50% of airlines renew their insurance agreements, amounted to 60-80%. ✈ Besides, because of the 11th September events, insurers unilaterally rejected covering military risks. Liability insurance for military risks was renewed after a while, but the cost suggested by insurers proved to be too high: for the minimum liability limit of USD 50 million - USD 1.25 per passenger, and the limit necessary for Aeroflot was USD 3.10 per passenger, which translated into approximately USD 18 million per year. ✈ Under the circumstances, on behalf of all Russian airlines, JSC Aeroflot offered an initiative of rendering state guarantees for covering airline liabilities for military risks. The initiative was supported by the Russian Federation Government and the State Duma. Amendments to the 2001 Budget Law permitted the company to save over USD 2 million only in the fourth quarter 2001. In accordance with further resolutions of the State Duma and RF Government, the state guarantee will be effective at least until April 1, 2002. The overall value of the JSC Aeroflot insurance program in 2001 reached USD 18.78, million including the following:

- aviation risk insurance - USD 14.68 million with an average rise of insurance rates by 18%;
- non-aviation risk insurance - USD 4.1 million, including medical insurance, flight personnel insurance and property insurance.

The change of rates for the principal aircraft hull insurance policy and Aeroflot liability in 2001 proved to be 2-3 times less that the average market rise of prices in the aviation insurance market. The base value of aviation insurance, with due regard to the increased calculation base (fleet value and the amount of traffic) reached USD 14.68 million, out of which USD 2.3 million went for additional military risk insurance. ✈ On the whole, during the past two years, the Company improved appreciably its position in the aviation insurance market as compared with other world airlines. It managed to overcome the insurers' prejudice concerning referral of the Company to the 'third world' risk level. Aeroflot has been holding thorough negotiations with reinsurers, insurance brokers and surveyors, following which Aeroflot is positioned at the


Insuring foreign-made aircraft 38,36%
Other insurance 1,18%
Insuring flight personnel 1,24%
Insuring representatives 1,55%
Insuring Russian-made aircraft 4,91%
Liability insurance 41,32%
Voluntary medical insurance 11,43%

insurance market at the same level as well-known European companies with comparable base parameters, and the Company's position among world airlines shifted in aircraft hull insurance from number 105 to 84 and in liability insurance from 84 to 50. That makes it possible to point out that the current Aeroflot insurance rates have become essentially closer to those of leading world air carriers.

Staff Costs and Personnel in 2001. The average number of Aeroflot payroll personnel in 2001 was 15,265 employees, which is 6 persons less than the planned number. As compared with 2000, the number rose by 464 employees, or by 3.1%, including the following:

- Ground Handling Complex – +110 employees because of commencement of independent flight service of Aeroflot and its partners at Sheremetyevo-1, as well as in connection with the fact that the same service acquired complementary functions of aircraft towing;
- Aviation Technical Center – +96 employees due to the increased amount of work in foreign-made aviation machines and equipment (by 21.3%);
- Departments of Management Office and commercial Activities – +127 employees; Aviation Security Service – +31 employees due to filling the established manning schedules;
- Representative Offices in the Russian Federation – +51 employees due to opening new Offices;
- other structural divisions (total) – +123 employees due to filling the established manning schedules.

During the same period, the average number of payroll personnel dropped in the Flight Complex – by 65 employees because of measures taken to fit the number of employees with the amount of work and in the Medical Center – by 9 employees. Payroll fund expenses in 2001 amounted to RUR 2881.7 million (or, taking into account Representative Offices abroad, to RUR 3169.7 million), which is less than planned figure by RUR 87.3 million (-2.6%). Compared with 2000, the growth of payroll fund reached RUR 1132.7 million. Payroll fund saving occurred mainly due to the following:

- postponing the date of introduction of the new labor payment system for flight attendants from January 1, 2001, to April 1, 2001;
- full amount of bonuses for initiatives in 2001 could not be paid because the material encouragement indices did not reach the target.

Payroll fund growth with respect to the last year occurred due to the following:

- continued transfer of the flight personnel to individual contracts and growth in flight hours – RUR +287.6 million;
- introduction of a new labor payment system for flight attendants – RUR +275 million;
- introduction of a current bonus system for JSC Aeroflot employees – RUR +197.2 million;
- annual remuneration according to results achieved in 2000 – RUR +164.6 million;
- improvement in the labor payment system for the aviation maintenance personnel and the ATC center – RUR +117.3 million;
- growth of payroll personnel number within the year – RUR +91 million.

The average monthly salaries of core activities personnel reached RUR 16,321 thousand in 2001, with a rise to 2000 by RUR +58%. Labor productivity, as calculated in passenger-kilometers per 1 employee, with the growth of amount of work in 2001 by 8.7% and rise in the personnel number by 3.3%, grew by 5.2% as compared with 2000.

Dynamics of Labor Productivity in Aeroflot in 1997–2001.

Year	1997	1998	1999	2000	2001
Overall amount of traffic, million passenger-km	14 610,9	16 449,1	16 405,4	17 434,2	18 943,4
To preceding year, %		112,6	99,7	106,3	108,7
Average number of payroll employees in core activities	13 252	13 463	13 938	14 316	14 792
To preceding year, %		101,6	103,5	102,7	103,3
Labor productivity, thousand passenger-km per employee	1102,5	1 221,8	1 177,0	1 217,8	1 280,7
To preceding year, %		110,8	96,3	103,5	105,2
To 1997, %		110,8	106,8	110,5	116,2

In some Aeroflot divisions where labor productivity is calculated in terms of amount of work appropriate for their activities, there is a rise with respect to 2000 indices.

Structural division	Units per amount of work	2000, %
Flight Command Center	Number of aircraft departures	100.5
Flight Complex	Flying hours	106.1
Aviation Technical Center	Standard hours	102.0
Special Security Service	Flying hours	122.7
Aviation Personnel Training Center	Number of training hours	102.0
Aviation Security Service	Passenger departures	107.5
Central International Agency	Ticketed passengers	108.0
Ground Handling Complex	Passengers, mail, cargo sent	104.5

Professional Training and Advanced Training. Support of high level of professionalism, safety and security in the Company is provided for by the Aeroflot Aviation Personnel Training Center. Training and qualification maintenance for Company employees are carried out according to 185 programs certified by the State Civil Aviation Service of Russia. The training process makes use of training and examination computer software. In 2001, the number of programs rose by 25 as compared with 2000, the main effort being targeted at quality improvement of classroom and simulator training of the Company flight personnel in flight safety maintenance. ✈ In 2001, 701 training meetings were held attended by 10,107 employees. The program of flight personnel retraining for foreign-made aircraft was continued, elaborated was a program of joint emergency rescue training for pilots and flight attendants of Russian-made and foreign-made aircraft, flight personnel training was started in a new navigation system in the European region, new types of training were developed according a the program of 'Commercial Operation of International Flights.' 283 flight teams of the Company were trained using simulators in order to confirm the I and II category ICAO minimum with the total of 19,489 flying hours. In 2001, a construction design was prepared for the third stage of the simulator training complex at the Aviation Personnel Training Center. ✈ The Language Training division trained 2,630 employees, out of which 1440 persons were flight personnel. In 2001, the division continued its work on the elaboration and implementation of new programs for studying foreign languages by Company employees and other special programs with due regard to the working specifics of the flight personnel.



Environmental Protection. Aeroflot places much emphasis upon issues of environmental protection and regularly carries out measures in compliance with current legislation. ✈ The Company performs scheduled operations on utilization of production wastes and regular check-up of temporary waste disposal sites. In keeping with requirements of environmental safety while operating aircraft, Aeroflot keeps regular records of pollution emissions from aircraft engines. In addition to that, the Company took measures to meet the requirements of the ICAO Chicago Convention on noise and engine emissions (Chapter 3, Appendix 16/Environmental Protection, volume 1/Aviation Noise. -2002), and in 2001 Aeroflot completed work on adjustment of 20 Tupolev Tu-154M aircraft engines. ✈ In 2002, Company environmental specialists intend to upgrade standard-setting environmental documentation on issues concerning maximum allowed waste disposal and maximum allowed emissions of pollutants into the atmosphere.


АЭРОФЛОТ
АЭРОФЛОТ

Aeroflot Partially Owned Enterprises

In 2001, priority tasks were to build an efficient system of relations between Aeroflot and enterprises with Company participation and to reduce the risk of taking wrong managerial decisions. ✈ In 2001, the Managing Board of Aeroflot approved the Concept of Managing Enterprises Partially Owned by the Company. In accordance with the Concept, Aeroflot identified the goals and basic principles of management applied to existing enterprises with participation of the Company for the next three years. ✈ Implementation of Aeroflot interests in participation can be expressed in support of efficient high-quality services rendered to Aeroflot on a long-term basis, in economic security that rules out conditions of monopoly and unfair competitions, in interchangeability of services, in preservation of the participation shares, and in support of efficient yield from participation. The strategic goals of enterprise management include the following:

1. To build a transparent system of enterprise management.
2. To receive high-quality products and services from supplying enterprises for competitive prices.
3. To provide for maximum return on investment into the authorized capital.
4. To reduce the number of non-liquid share packages owned by Aeroflot.

The overall economic effect from participation of Aeroflot in other organizations amounted to RUR 397 million (by the results of 2000, to RUR 315 million); on top of that, additional saving reached RUR 58 million.

Review of Aeroflot Partially Owned Enterprises

Business Sector	***Core Enterprises***
Air traffic	JSC Aeroflot-Don
	JSC Aeroflot-Plus
Logistics	JSC Aeromar
	JSC TZK
Agents	JSC Altreiser
	JSC Aerotur
Ground handling	JSC Airport Moscow
	JSC Date
	JSC Aeromash-Aviation Safety
Information technologies	JSC Ikvant
	JSC TKP
	JSC MTK Sirena, SITA
Hotels	JSC Sherotel
	JSC Aerostar
	JSC GK Sheremetyevo-2
Retail sales	JSC Aerofirst
Training	JSC Aviabusiness
Publishing	JSC Aeroflot Press
	JSC Presto-C
Insurance and finance	JSC Insurance Company Moscow
	JSC Aeroflot Garant
	JSC Aeroflot Leasing
Other	JSC EMS Guarantpost
	JSC NITs ASK

Information for Shareholders and Investors

General Data on JSC Aeroflot. Open Joint Stock Company Aeroflot–Russian Airlines was established in accordance with Resolutions of Russian Federation Government No. 527 as of July 28, 1992 'On Measures for Organization of International Air Transportation for the Russian Federation,' No. 267 as of April 1, 1993 'On Joint Stock Company Aeroflot–Russian International Airlines,' and No. 314 as of April 12, 1994 'On Approval of the Articles of Association of Joint Stock Company Aeroflot–Russian International Airlines.' ✈ The full official name of the company in the Russian Language is Открытое акционерное общество «Аэрофлот – российские авиалинии», which translates as Open Joint Stock Company Aeroflot–Russian Airlines; that is the English language is «Joint Stock Company Aeroflot–Russian Airlines». Legal and mail address of JSC Aeroflot: Russian Federation, 125167, Moscow, Leningradsky Prospect, 37, building 9. ✈ State registration of JSC Aeroflot was performed by the Moscow Registration Chamber, Certificate No. 032.175 as of June 21, 1994. ✈ Russian auditor: auditing company Vneshaudit. Legal address: 109180, Moscow, B. Yakimanka St., 25-27/2. Telephone: 258-1991. At present, the company acts based on license No. 007610 as of February 21, 2001, issued upon order No. 36 of the Ministry of Finance of the Russian Federation for three years. ✈ International auditor: Arthur Andersen. Legal address: 103064, Moscow, Staraya Basmannaya St., 14. Telephone: 755-9700. At present, the company acts based on license No. 006000 as of June 28, 2000, issued upon order No. 173 of the Ministry of Finance of the Russian Federation for three years. ✈ Specialized registrar: closed Joint Stock Company 'National Registration Company.' Legal address: 113035, Moscow, Baltschug St., 22. Telephone: 440-3104. License of the Federal Commission for Securities Market No. 01014 as of March 19, 1996, extended until September 23, 2002.

JSC Aeroflot Annual General Shareholders' Meeting. On May 19, 2001, a regular Annual General JSC Aeroflot Shareholders' Meeting was held. The Meeting was attended by shareholders and their proxies possessing 978,744,434 votes in aggregate, which is 88.13% of the total number of votes of the distributed voting shares. The Meeting discussed and passed resolutions on 9 issues on the agenda. By the results of the year 2000, the shareholders approved the Annual Report, the Accounting Balance Sheet, the Profit And

Loss Account, suggestions made by the Board of Directors on the allocation of JSC Aeroflot profit by the results of 2000. The Meeting elected the Board of Directors and the Auditing Committee; companies Vneshaudit and Arthur Andersen were approved as auditors. In addition, the Meeting approved changes and amendments to the JSC Aeroflot Articles of Association. Based on suggestions from the Board of Directors, it was resolved to pay the annual dividends by the results of 2000 in the amount of RUR 0.03 per share in cash. On September 6, 2001, an extraordinary General JSC Aeroflot Shareholders' Meeting was held. The Meeting was attended by the shareholders and their proxies possessing 1,023,144,226 votes in the aggregate, which is 92.12% of the total number of votes of the distributed voting shares. The Meeting discussed and passed resolutions on two issues of the agenda, the principal issue being election of new members of the Company Board of Directors.

Securities. The authorized capital of JSC Aeroflot amounts to RUR 1,110,616,299 (one billion one hundred and ten million six hundred and sixteen thousand two hundred and ninety nine). The authorized capital was divided into 1,110,616,299 (one billion one hundred and ten million six hundred and sixteen thousand two hundred and ninety nine) common registered shares at par value of RUR 1 (one) each. ✈ State registration of the first issue of JSC Aeroflot was performed by the Department of Finance of the Government of Moscow. The share issue was assigned with the State Registry Code No. 73-1 "n" - 5142 as of June 22, 1995. State registration of the second issue of JSC Aeroflot was performed by the Federal Commission on the Securities Market of Russia. The share issue was assigned with the state registry code No. 1-02-00010-A as of February 1, 1999. ✈ The amount of declared shares is 2,056,696,850 (two billion fifty six million six hundred and ninety six thousand eight hundred and fifty) common registered shares at par value of RUR 1 (one) each. ✈ On February 28, 2001, the Federal Commission on the Securities Market of Russia performed state registration of JSC Aeroflot bearer's documentary coupon bonds, series 01. The bond issue was assigned with the State Registry Code No. 4-01-00010-A. the total amount of issue was for RUR 600,000,000 (six hundred million) at par value of RUR 1000 (one thousand) each bond with 374 days turnover and two coupon periods. The first coupon rate was 21% per annum. The coupon interest for the last coupon has to be paid at the same time with redemption of the bonds on day 374 from the start of bond issue distribution.

Dynamics of Capitalization of JSC Aeroflot Shares in 1999—2001, million USD


395,4
227,7
161,6
1999
2000
2001

List of Ten Major JSC Aeroflot Shareholders as of January 1, 2002

1.	Ministry of Property Relations of Russian Federation	(owner)
2.	ZAO Depositary-Clearing Company	(nominee shareholder)
3.	Deutche Bank LTD	(nominee shareholder)
4.	LLC Latis	(owner)
5.	Lindsell Enterprises Limited	(owner)
6.	ZAO Bank Credit Swiss First Boston JSC	(nominee shareholder)
7.	National Depositary Center NP	(nominee shareholder)
8.	LLC CB Citibank T/O	(nominee shareholder)
9.	JSC AKB Rosbank	(nominee shareholder)
10.	Placetime Incorporated	(owner)

Company Dividend History

Dividend Period	***1996***	***1997***	***1998***	***1999***	***2000***
Type of share	common registered	common registered	common registered	common registered	common registered
Date of list	-	20.04.98	28.04.99	26.04.00	20.03.01
Total amount charged, RUR	-	8 796 334,42	9 107 054	11 106 162,99	33 318 488,97
Number of shares by the date of list	-	3 164 149	1 110 616 299	1 110 616 299	1 110 616 299
Dividends per 1 share, RUR	No dividend	2,78	0,0082	0,01	0,03
Form of payment	-	Cash	Cash	Cash	Cash

Main Trading Floors for JSC Aeroflot Securities

Shares	Russian Trade System (RTS)
	The shares are traded on the first level quotation list
	Moscow International Stock Exchange (MMVB)
	The shares are traded on the second level quotation list
Bonds	Moscow International Stock Exchange (MMVB)
	The bonds are traded on the second level quotation list
GDR	Austrian Stock Exchange NEWEX
	The shares are traded in the NX.plus segment

Market Value of Shares and Trade Volume. At the close of the Russian Trade System (RTS) on December 31, 2001, the weighted average price of Aeroflot shares amounted to USD 0.356 per share. Thus, the market capitalization of the Company as of December 31, 2001, amounted to USD 395,379,402. The highest price of the share during 2001 was reached on December 11 and amounted to USD 0.38786 per share; the lowest price was on January 23 and amounted to USD 0.209 per share. The total volume of traded Aeroflot shares on the RTS in 2001 was 49,768,494 shares (4.48% of the overall number of shares) amounting to USD 14,769,826.

Principal Market Indices of JSC Aeroflot Shares

	2001	2000	1999
Net yield per share, RUR	1,18	1,11	0,10*
P/E	8,86	5,2	36,4
Market capitalization by the year end, million USD	395,4	227,6	161,6

* Calculated for the number of shares as of December 31, 2001.

Global Depositary Receipts (GDR)

Technical Parameters	GDR 144A CUSIP NUMBER: 007771 10 8 ISIN NUMBER: US0077711085 Reg S CUSIP NUMBER: 007771 20 7 ISIN NUMBER: US0077712075

In March 2001, Austrian Stock Exchange NEWEX listed JSC Aeroflot GDRs for trading. The shares are traded in the NX.plus segment. The JSC Aeroflot GDRs are also traded at the non-stock exchange market.

Structure of JSC Authorized Capital and Its Change in 1999-2001

Structure of authorized capital, %


21
51
28

As of January 1, 2000


15
51
34

As of January 1, 2001


13
51
36

As of January 1, 2002

Federal property *Legal entities* *Private persons*

Corporate Governance. In 2001, the Company continued taking measures targeted at improvement of corporate governance quality. ✈ In January 2001, precisely for the purpose of improving corporate *governance quality, Aeroflot started cooperating with Standard&Poor's rating agency.* Within a month's period, representatives of Standard&Poor's were meeting Company managers, members of the Board of Directors, external investors, as well as industry analysts. They examined thoroughly a significant amount of data associated with Company corporate governance. ✈ Among the strengths of the Aeroflot practice of corporate governance, Standard&Poor's pointed out high degree of clarity with respect to how the rights of financially interested parties and owners are identified and protected, as well as good level of financial transparency as compared with other Russian companies. When analysis was underway, several positive aspects in the structure and working methods of the Board of Directors and management were identified, in particular, their active involvement into many essential issues of the corporate strategy related to budgeting, financing and organization policy. Marked positively were also various measures undertaken by Aeroflot in order to raise the level of Company corporate governance, such as implementation of an internal audit system and mechanisms of financial control, as well as setting up an investor relations service. ✈ The Standard&Poor's analysis resulted in both an immediate Company corporate management rating and recommendations worked out by the agency, which helped the company identify the priority fields of activity in improvement of the corporate governance level.

Information Disclosure. In 2001, Aeroflot was taking measures to maintain its status of an open information company, because work in information disclosure is Aeroflot's priority while dealing with its shareholders and the investment community. In addition to annual financial statements prepared in accordance with the International Accounting Standards (IAS), which Aeroflot has been issuing since 1995, the Company is planning to commence preparing non-consolidated interim stand-alone IAS financial statements on a semi-annual basis. ✈ Aeroflot strives to provide good access to information on a timely basis. The Company maintains its corporate site on the Internet, actively uses e-mail, and provides information through web-sites of information agencies, in quarterly briefings with financial and stock analysts, in personal meetings and press conferences. It is also possible to receive timely information about the Company's activities using the Aeroflot hot line for shareholders and investors. ✈ A sign of recognizing the high quality of the Company' information disclosure is that Aeroflot was awarded the second prize in the competition of 2000 annual reports in the nomination of 'Completeness and level of information disclosure.' The competition was held by the Russian Trading System RTS jointly with the 'Securities Market' journal.

JSC Aeroflot Board of Directors

In 2001, the Aeroflot Board of Directors held 18 meetings where 71 issues were considered concerning Company development and current activities. The issues under consideration included points on restructuring and optimizing the Aeroflot aircraft fleet, further development of cargo traffic, passenger service quality, as well as risk management and aviation safety and security.

Members of the JSC Aeroflot Board of Directors *(as of January 1, 2002)*



Sergey O.
Frank
Minister of Transport of the Russian Federation, Chairman the Board

Alexander A.
Braverman
First Deputy Minister of Property Relations – State Secretary

Mikhail G.
Vinchel
General director of JSC Investment Company 'Prospect'

German O.
Gref
Minister of Economic Development and Trade of the Russian Federation

Yury Ye.
Zaostrovtsev
Deputy Director of Federal Security Service of the Russian Federation

Alexander Yu.
Zurabov
First Deputy General Director for Finance & Commerce

Alexander V.
Nemtsov
Executive Director of JSC Financial Company 'Profit House'

Valery M.
Okulov
General Director of JSC Aeroflot

Vladimir A.
Chernukhin
Deputy Minister of Finance of the Russian Federation

JSC Aeroflot Managing Board *(as of January 1, 2002)*

Valery M. Okulov
General Director
Chairman
and Chief Executive Officer

Anatoly I. Volymerets
First Deputy General Director
for Production
Deputy Chairman and Chief
Executive Officer

Members
of the Managing Board

Vasily N. Avilov
Administration Head

Vladimir N. Antonov
Deputy General Director
for Aviation & Corporate
Security

Yevgeny V. Bachurin
Commercial Director

Vladimir V. Gerasimov
Deputy General Director
for Logistics

Nikolay V. Egorov
Deputy General Director
for Information Technology

Boris P. Eliseyev
Director, Legal Department

Alexander Yu. Zurabov
First Deputy General Director
for Finance & Commerce

Nikolay A. Kuznetsov
Deputy General Director
for Finance & Planning

Yuri I. Matorin
Deputy General Director -
Director, Construction
and Maintenance
of Buildings and Facilities

Vladimir D. Mokrinsky
Director, for Crisis and Failure
Situation Management

Oleg M. Osobenkov
Deputy General Director,
Personnel Management

Victor I. Perepelitsa
Deputy General Director
for Flight Operation —
Director, Flight Complex

Vladimir V. Smirnov
Deputy General Director —
Director, Traffic Ground
Support





Independent Auditors' Report

To the Shareholders of OAO AEROFLOT Russian Airlines:

We have audited the accompanying consolidated balance sheet of OAO AEROFLOT Russian Airlines, an open joint stock company, and its subsidiaries (hereinafter referred to as the "Group"), as of 31 December 2001 and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2001, and the results of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board.

We draw attention to Notes 2 and 3 in the accompanying consolidated financial statements that provide discussion of the financial condition of the Group and uncertainties regarding the Group's liquidity and financial position. The Group reported a deteriorating working capital deficit position (deficit position as of 31 December 2001 and 2000 of $270.0 million and $229.3 million, respectively). Management has developed plans and is actively addressing these and other financial and operating issues in order to improve profitability and to strengthen the financial and liquidity position of the Group. The ultimate improvement in operating results and financial condition are dependent on management's success in achieving their established plans and objectives. The accompanying consolidated financial statements have been prepared on the basis of a going concern and do not include any adjustments that might be necessary should management not be able to achieve their planned results.

Arthur Andersen ZAO

Moscow, Russia
31 May 2002

Arthur Andersen ZAO

Consolidated statements of operations

	Notes	Year ended 31 December 2001 $ million	Year ended 31 December 2000 $ million
Traffic revenue	5	1,221.1	1,074.2
Other revenue	6	336.9	332.7
Revenue		*1,558.0*	*1,406.9*
Operating costs	7	1,218.3	1,073.9
Staff costs	8	195.2	146.2
Depreciation		104.4	104.7
Operating costs		*1,517.9*	*1,324.8*
Operating income		*40.1*	*82.1*
Interest expense	9	(44.9)	(48.7)
Interest income		3.7	0.9
Share of income in associated undertakings	23	6.3	7.8
Foreign exchange and translation gain (loss), net	4	1.7	(12.0)
Non-operating income, net	10	3.8	9.4
Income before taxation and minority interest		*10.7*	*39.5*
Taxation	11	11.1	(28.6)
Income after taxation		*21.8*	*10.9*
Minority interest share of income	20	(1.7)	(2.3)
Net Income		*20.1*	*8.6*
Earnings per share	4	*$ 0.018*	*$ 0.008*

Consolidated balance sheets

Assets

	Notes	31 December 2001 $ million	31 December 2000 $ million
Current assets			
Cash and cash equivalents	12	20.2	30.7
Short-term investments		5.1	1.6
Accounts receivable and prepayments, net	13	241.9	257.9
Inventories	14	25.4	22.6
		292.6	*312.8*
Long-term assets			
Long-term investments, net	15	18.3	16.5
Aircraft lease deposits	4	20.2	32.3
Other non-current assets	11, 12	12.3	13.8
Property, plant and equipment, net	16	768.8	801.8
		819.6	*864.4*
Total assets		*1,112.2*	*1,177.2*

Liabilities and shareholders' equity

	Notes	31 December 2001 $ million	31 December 2000 $ million
Current liabilities			
Accounts payable and accrued liabilities	17	382.0	432.8
Short-term borrowings	18	131.1	64.8
Current portion of finance leases payable	19	49.5	44.5
		562.6	*542.1*
Long-term liabilities			
Long-term borrowings		3.2	3.2
Finance leases payable	19	339.4	390.5
Non-current accounts payable and accrued liabilities	17	83.3	69.0
Deferred tax liability	11	38.4	97.1
		464.3	*559.8*
Minority interest	20	7.6	7.0
Shareholders' equity			
Ordinary shares	21	51.6	51.6
Retained earnings	22	26.1	16.7
		77.7	*68.3*
Total liabilities and shareholders' equity		*1,112.2*	*1,177.2*

V.M. Okulov
General Director

N.A.Kuznetsov
Deputy General Director
Finance and Planning

31 May 2002

Consolidated statements of cash flows

	Year ended 31 December 2001 $ million	Year ended 31 December 2000 $ million
Cash flows from operating activities:		
Income before taxation and minority interest	10.7	39.5
Adjustments to reconcile income before taxation and minority interest to net cash provided by operating activities:		
Depreciation of property, plant and equipment	104.4	104.7
Loss on disposal of property, plant and equipment	8.7	4.1
Increase (decrease) in provisions and asset impairments	22.5	(49.4)
Accrued interest expense	2.3	0.7
Share of income in associated undertakings	(6.3)	(7.8)
Increase in accounts receivable	(104.9)	(41.8)
Increase in inventories	(2.8)	(8.0)
Increase in accounts payable and accrued liabilities	13.2	48.7
Profits tax paid	-	(4.7)
Net cash provided by operating activities	*47.8*	*86.0*
Cash flows from investing activities:		
Purchases of property, plant and equipment and intangible assets	(80.6)	(72.5)
Proceeds from sale of property, plant and equipment	1.3	6.0
(Acquisition) disposal of short-term investments, net	(3.5)	0.3
Acquisition of long-term investments, net	(3.0)	-
Dividends received	5.0	0.5
Net cash used in investing activities	*(80.8)*	*(65.7)*
Cash flows from financing activities:		
Capital element of finance lease	(46.1)	(42.5)
Dividends paid	(0.3)	(2.5)
Proceeds from (repayment of) borrowings	66.3	(4.9)
Net cash provided by (used in) financing activities	*19.9*	*(49.9)*
Change in cash and cash equivalents	*(13.1)*	*(29.6)*
Beginning of the year	34.8	64.6
Effect of exchange rate change	(0.5)	(0.2)
Cash and cash equivalents	*21.2*	*34.8*
Supplemental cash flow information:		
Interest paid	(42.5)	(47.9)
Interest received	1.5	0.9

Note:
Included in Cash and cash equivalents as of 31 December 2001 and 2000 are $1.0 million and $4.1 million, respectively, of restricted cash held by the Company's representative offices abroad. Restrictions are due to the specific local currency regulations. Restricted cash was classified as "Other non-current assets" in the accompanying consolidated balance sheets.

Consolidated statements of changes in shareholders' equity

	Share capital $ million	***Revaluation reserve*** $ million	***Retained Earnings*** $ million	***Total*** $ million
At 31 December 1999	*51.6*	*17.1*	*(9.0)*	*59.7*
Transfer	-	(17.1)	17.1	-
Income	-	-	8.6	8.6
Dividends – 2000 (Note 22)	-	-	-	-
At 31 December 2000	*51.6*	-	*16.7*	*68.3*
Effect of IAS 39 initial application (i)	-	-	(9.6)	(9.6)
Income	-	-	20.1	20.1
Dividends – 2000 (Note 22)	-	-	(1.1)	(1.1)
Dividends – 2001 (Note 22)	-	-	-	-
At 31 December 2001	*51.6*	-	*26.1*	*77.7*

i) At 1 January 2001 the Group changed its accounting policy with respect to the measurement of financial instruments in order to comply with IAS 39, "Financial Instruments: Recognition and Measurement". As of 1 January 2001 the Group had lease deposits which were previously recorded at cost. As of 1 January 2001 the Group re-measured those assets at amortised cost (refer also to Note 4). The adjustment of the previous carrying amount to amortised cost, net of $5.4 million tax, is recognised as a prior year adjustment.

1. Nature of the business

Aeroflot Russian Airlines ("the Company"), formerly Aeroflot Russian International Airlines, was formed as a joint stock company following a governmental decree in 1992. The 1992 decree conferred all rights and obligations of Aeroflot Soviet Airlines and its structural units, excluding its operations in Russia and Sheremetevo Airport, to the Company, including inter-government bilateral agreements and agreements signed with foreign airlines and enterprises in the field of civil aviation. The principal activity of the Company is the provision of passenger and cargo air transportation services both domestically and internationally and other aviation services from its base at Moscow Sheremetevo Airport. The Company and its subsidiaries (collectively "the Group") also includes activities comprising airline catering and the operation of a hotel. Associated undertakings mainly comprise hotel and duty free retail businesses. At 31 December 2001 and 2000, the Government of the Russian Federation owned 51% of the Company. The Company's headquarters are located in Moscow at Leningradsky Prospect 37. The average number of employees in the Company during 2001 was approximately 15.3 thousand.

The table below provides information on the Group's aircraft fleet as of 31 December 2001:

Type of aircraft	*Ownership*	*Aeroflot Russian Airlines* (quantity)	*Aeroflot-Don* (quantity)	*Group total* (quantity)
Ilyushin Il-96-300	Owned	6	-	6
Ilyushin Il-62M	Owned	13	-	13
Ilyushin Il-86	Owned	14	-	14
Ilyushin Il-76 TD (cargo)	Owned	10	-	10
Tupolev Tu-154	Owned	24	11	35
Tupolev Tu-134	Owned	12	5	17
Antonov An-12	Owned	-	3	3
Airbus A-310	Finance lease	4	-	4
Boeing 737-400	Finance lease	10	-	10
Tupolev Tu-134	Operating lease	4	-	4
Airbus A-310	Operating lease	7	-	7
Boeing 767-36 NER	Operating lease	4	-	4
Boeing 777-2Q8	Operating lease	2	-	2
		110	*19*	*129*

2. Russian environment and economic conditions

General. Over the past decade Russia has undergone substantial political, economic and social changes. As an emerging market, Russia does not possess a fully developed business and regulatory infrastructure that would generally exist in a more mature market economy. The current Government is attempting to address these issues; however, it has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the Government's debt default and Ruble devaluation in 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to, a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation. The Group will continue to be affected, for the foreseeable future, by these risks and their consequences. As a result, there are significant uncertainties that may affect future operations, the recoverability of the Group's assets, and the ability of the Group to maintain or pay its debts as they mature. The accompanying financial statements do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the Group's financial statements in the period when they become known and can be reasonably estimated.

Currency exchange and control. Foreign currencies, in particular the US Dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the Ruble's value fell significantly against the US Dollar, falling from a pre-crisis rate of approximately 6 Rubles to 1 US Dollar, to 27 Rubles to 1 US Dollar by the end of 1999. During 2000 and 2001, the Ruble's value fluctuated between 26.9 and 30.3 to 1 US Dollar. As of 31 May 2002, the exchange rate was 31.31 Rubles to 1 US Dollar. The following table summarizes the exchange rate of the Ruble to 1 US Dollar for the years ended 31 December 2001, 2000 and 1999.

At December 31 –	Exchange rate
2001	*30.14*
2000	28.16
1999	27.00

The Group's principal currency exchange rate risks are the ability to recover the investments in non-monetary assets, specifically Property, Plant and Equipment, as well as exposure to currency exchange losses and the ability to repay its foreign currency denominated obligations (primarily aircraft finance lease obligations). The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the Ruble. Such regulations place restrictions on the conversion of Rubles into foreign currencies and establish requirements for conversion of foreign currency sales to Rubles.

Inflation. The Russian economy has been characterized by relatively high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

For the years ended December 31 –	Annual inflation
2001	*18.8%*
2000	20.2%
1999	36.5%

The Company's principal inflation rate risk relates to the Company's ability to raise tariffs for tickets sold in Russia in line with the growth of operating expenses caused by inflation. In the event high levels of inflation continue, the Company could have financial difficulties accompanied by further deterioration in its results of operations and liquidity position.

3. Liquidity and management plans

At 31 December 2001, the Group had a working capital deficiency of $270.0 million (2000: $229.3 million). During 2001, the Group's working capital deficiency deteriorated by $40.7 million. Several factors, which were not related to current operating activities of the Group, contributed to this deterioration:

i) as further described in Note 16 the Group performs construction site preparation works as part of Sheremetievo-3 terminal construction project. The 2001 capital expenditures, amounting to $5.9 million, were financed by working capital. In addition to capital expenditures related to Sheremetievo-3 project, other construction works amounting to $9.5 million performed by the Group in 2001 have also been financed by working capital.

ii) the Group purchases spare parts and performs major overhauls of its fleet. During 2001, vendors did not provide long-term financing with respect to such operations, therefore, capital expenditures have been partially financed from working capital.

To improve the current liquidity, subsequent to 31 December 2001, the Group issued bonds with two years maturity (see also Note 26). Management believes that this will allow the Group to properly structure its obligations considering the cyclical nature of its business. To implement a new corporate vision and strategy, the Group continued rescheduling its network. Several new routes expected to be profitable were opened while 18 unprofitable routes were closed in 2001. Frequencies of flights were increased significantly which resulted in improved breadth and depth of the Group's network. Aircraft utilisation increased by approximately 4.9 percent in 2001 compared to 2000 and is expected to further increase in 2002. Route connections improved by 7.9 percent in 2001 and are planned to increase further. In 2001 the overall load factor reached 65.3 percent. Management expects the load factor to further increase up to 68% in 2002. In late 2000 the Company reconsidered its target customers as high classes passengers. In 2001 the share of higher classes passengers reached 19 percent for European routes. The Company continues campaign to increase further a share of higher classes passengers. Management of the Group has developed a cost reduction program aimed at reducing operating costs in 2002 and subsequent years. In particular, increased efficiency of fleet utilization is expected to result in a reduction of fuel costs, which is a major component of the Group's operating expenses. Management is also focused on the improvement of internal controls over such expenses. The Group also intends to convert the remaining depository certificates of Equant N. V. into 511,922 France Telecom's shares and further to sell them. The market value of 511,922 France Telecom's shares as of 31 May 2002 is approximately $9.9 million (see also Note 15), while the carrying value of investments in Equant N.V. depository certificates is nil. Taken together, the actions to date and management plans for the future will be sufficient to improve the profitability of operations and allow the Group to continue to meet all of its obligations to its customers and counterparties. In management's opinion, it is appropriate to prepare the accompanying consolidated financial statements on the basis of a going concern.

4. Principal accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. *Basis of preparation.* The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (IFRS). The consolidated financial statements are presented in millions of US Dollars. All significant subsidiaries under legal and/or actual control of the Company are included in the consolidated financial statements. A listing of the Group's principal subsidiaries is set out in Note 28. The Group maintains its accounting records and prepares its statutory accounting reports in accordance with Russian accounting legislation and instructions (RAL) or locally applicable accounting legislation or practices in Russian Rubles. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with the standards prescribed by the International Accounting Standards Board. The statutory amounts of non-monetary assets and liabilities have been adjusted to their historical cost denominated in US Dollars, the measurement currency of the Group, except in the case of owned aircraft fleet and engines owned by the Group at 31 December 1995, which have been independently appraised and valued in US Dollars, so as to present the financial statements in accordance with IFRS. *Measurement currency.* The US Dollar has been determined as the measurement currency of the Company on the basis that the majority of revenues are denominated in US Dollars and settled in US Dollars or other foreign currency, the majority of assets and liabilities are denominated in foreign currency, as is a significant portion of operating expenses. Transactions and balances not already measured in US Dollars have been remeasured to US Dollars in accordance with IAS 21, "The Effect of Changes in Foreign Exchange Rates". Since US Dollars are not the currency of a hyperinflationary economy, the provisions of IAS 29 "Financial Reporting in Hyperinflationary Economies" have not been applied. Accordingly, the Group's financial statements are presented in US Dollars, the measurement currency of the Company determined in accordance with IASC Interpretation SIC 19 "Reporting Currency - Measurement and Presentation of Financial Statements under IAS 21 and IAS 29" ("SIC 19"). As of 1 January 2001 ZAO Aeromar, a subsidiary of the Company (refer also to Note 28), changed its' accounting policy with respect to the currency in which its financial statements are measured and presented in order to comply with SIC 19. Previously, the subsidiary used the US Dollar for measuring and presenting items in its financial statements. However, to comply with SIC 19, ZAO Aeromar started to use the Russian Ruble as the measurement currency which resulted in the restatement of the standalone financial statements of the subsidiary as of 31 December 2000 and for the year then ended. The effect of the change of accounting policy of the subsidiary was not material to the Group's financial statements. Therefore, the financial statements of the Group as of 31 December 2000 and for the year then ended were not restated.
Consolidation. Subsidiary undertakings, which are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations are consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal. Where a partly owned subsidiary has a net asset deficiency the deficiency is attributed to the Group in full and no amount is assigned to the minority interest. All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies are eliminated. Where necessary,

accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made for minority interests.

Investments in associates. Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group owning, directly or indirectly, between 20 per cent and 50 per cent of the voting share capital or by exerting significant influence through other means. The Group's share of the net income or losses of associates is included in the consolidated statement of operations, and the Group's share of the net assets of associates is included in the consolidated balance sheet. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist. When the Group's share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group's commitment. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates and unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. A listing of the Group's principal associated undertakings is shown in Note 28.

Management estimates. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and the reported amounts of revenues and operating costs during the reporting period. The most significant estimates relate to realisability and depreciable lives of property, plant and equipment, provision for bad and doubtful accounts, calculation of revenue from other airline revenue agreements and deferred taxation. Actual results could differ from these estimates.

Revenues. Passenger ticket and cargo waybill sales, net of discounts, are recorded as sales in advance of carriage under current liabilities until recognised as revenue when the transportation service is provided. Commission costs are recognised at the time of ticket sale and are charged to operating costs. Other revenue is recognised at the time the service is provided.

Segment reporting. For the purposes of segment disclosure the Group determined the following segments:

a) *Business segments*

The principal business segments are airline operations, airline catering and hotel operations.

b) *Geographical segments*

The operations of all segments are based in the Russian Federation. With respect to scheduled passenger and cargo activities, the following geographical analysis is provided:

i) Geographical analysis of turnover from flights The analysis of turnover from scheduled flights is based upon the geographical location of the place of flight origin.

ii) Geographical analysis of net assets The major revenue-earning assets of the Company are comprised of the aircraft fleet. Since the Company's aircraft fleet is employed flexibly across its worldwide route network, there is no suitable basis of allocating such assets and liabilities to geographical segments.

Property, plant and equipment. Property, plant and equipment is stated at cost or valuation as described below which do not exceed their estimated net realisable value. Depreciation is calculated to write off the cost or valuation (less estimated salvage value where applicable) over the remaining useful lives of the assets (the useful lives for the fleet range from 11 to 25 years).

a) Fleet

i) Owned aircraft and engines Aircraft and engines owned by the Group at 31 December 1995 were stated at depreciated replacement cost based upon external valuations denominated in US Dollars. Subsequent purchases are recorded at cost. The valuation was conducted by Airclaims, an international firm of aircraft appraisers. The Group has chosen not to re-value these assets subsequent to 1995. The 1995 revaluation reserve has been utilised to absorb the depreciation of revaluation adjustments made in 1995.

ii) Finance leased aircraft and engines Where assets are financed through finance leases, under which substantially all the risks and rewards of ownership are transferred to the Group, the assets are treated as if they had been purchased outright. The Group recognises finance leases as assets and liabilities in the balance sheets as amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. The corresponding obligation, reduced by the capital portion of lease payments made, is included in payables. The interest element of the lease payments made is included in interest expense in the statement of operations.

iii) Capitalised maintenance costs The valuation of the aircraft and engines at 31 December 1995 reflects the maintenance condition as measured on the basis of previous expenditure on major overhauls and the estimated usage since the previous major overhaul. Amounts spent on major maintenance overhauls subsequently have been capitalised and depreciated to the projected date of the next overhaul. Other maintenance costs are expensed as incurred.

iv) Depreciation The Group depreciates fleet assets owned or held under finance leases on a straight-line basis to the end of their estimated useful life. Salvage value for the foreign fleet is estimated as 5% of the historic cost, while salvage value for Russian aircraft is zero. Engines are depreciated on a straight-line basis to the end of the useful life of the related type of aircraft. Operating lives for the Russian fleet range from 11 to 25 years, for the foreign fleet – 16 years to 20 years. These lives will be reviewed periodically.

b) Land and buildings, plant and equipment and other assets under construction
Property and equipment is stated at historical US Dollar cost. Provision is made for the depreciation of property, plant and equipment based upon expected useful lives or, in the case of leasehold properties, over the duration of the leases. These useful lives range from 10 to 20 years.

Impairment of assets. At each balance sheet date an assessment is made as to whether there is any indication that the Group's assets may be impaired. If any such indication exists, an assessment is made to establish whether the recoverable amount of the assets has declined below the carrying amount of those assets as disclosed in the financial statements. When such a decline has occurred, the carrying amount of the assets is reduced to the recoverable amount. The amount of any such reduction is recognized immediately as an expense in the statement of operations. Any subsequent increase in the recoverable amount of the assets would be written back when the circumstances that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. ✈ The recoverable amount is determined as the higher of the assets' net selling price and value in use. The value in use of the assets is estimated based on forecast future cash inflows and outflows to be derived from continuing use of the assets and from the estimated net proceeds on disposal, discounted to present value using an appropriate discount rate.

Lease deposits. Lease deposits represent amounts in foreign currency paid to the lessors of foreign aircraft, which are held as security deposits by lessors in accordance with the provisions of finance and operating lease agreements. Part of these deposits in amount of $11.2 million as of 31 December 2001 are interest-free. Interest-free deposits have been recorded at amortized cost using average market yield of 5.9%.

Operating leases. Payments under operating leases are charged to the statement of operations in equal annual amounts over the period of the lease.

Investments. The Group adopted IAS 39, "Financial Instruments: Recognition and Measurement" on 1 January 2001. Accordingly, investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity other than loans and receivables originated by the Group are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the Company, are classified as available-for-sale. ✈ The Group had no securities classified as trading securities or held-to-maturity at 31 December 2001 and 2000. Available-for-sale investments are stated at market value determined on an individual investment basis. Investments in equity instruments of other companies that do not have a quoted market price are stated at cost less impairment loss since it is not practicable to determine the fair value of such investments. Unrealized gains and losses are included in the determination of net income. Income from available-for-sale investments is included in other non-operating income in the consolidated statement of operations.

Inventories. Inventories are valued at the lower of cost or net realisable value as determined by the "first-in, first-out" method. Inventories are reported net of provisions for slow moving or obsolete items.

Accounts receivable. Receivables are stated in the balance sheet at the fair value of the consideration given and are carried at amortized cost, after provision for impairment. Bad debts are written off in the period in which they are identified.

Financial instruments. Financial assets and financial liabilities carried on the balance sheet include cash and cash equivalents, marketable securities, trade and other accounts receivable and payable, borrowings, investments, and notes payable. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

a) *Credit risks*

The sale of passage and freight documents is largely processed through agencies which are normally linked to country-specific clearing systems for the settlement of passage and freight sales. Individual agents operating outside of the Russian Federation are checked by clearing centres. Individual agents operating in the Russian Federation are checked in-house. Receivables and liabilities between major airlines, unless otherwise stipulated in the respective agreements, are settled on a bilateral basis or by settlement through a clearing house of the International Air Transport Association (IATA). The Group has a significant amount of non-trade related accounts receivable, the recovery of which could be influenced by economic factors. Management however believes there are no significant risks of loss for bad debt to the Group beyond the provisions already made.

b) *Fair value*

The fair value of financial instruments is determined with reference to various market information and other valuation methods as considered appropriate. At balance sheet date, the fair values of financial instruments held by the Group did not materially differ from their recorded book values. Management does not believe that it is practicable to estimate the fair value of the Group's long term investments in share capital of certain Russian companies. These instruments are not traded in the Russian financial markets and an objective estimate of fair value is not available.

c) *Foreign exchange risk*

A majority of sales and purchases are denominated in US Dollars and hence the foreign exchange risk to the Group is minimised. Borrowings are all denominated in US Dollars further reducing foreign currency exposure in US Dollar terms. The Group does not manage foreign exchange risk through the use of hedging instruments but rather matches revenues and expenses in the same currency to limit exposure.

d) *Interest rate risk*

The Group's main exposure to interest rate risk is from its finance lease liabilities and short term borrowings. The Group does not use financial hedging instruments as they are not currently available on the Russian market. The Group manages its interest rates exposure by fixing interest rates on its liabilities under a portion of its aircraft lease agreements.

Foreign currency translation. Monetary assets and liabilities denominated in currencies other than US Dollars at the balance sheet date are translated into US Dollars at the year-end exchange rate. Exchange differences arising from the settlement of transactions denominated in currencies other than the US Dollar are included in the results at the settlement date using the exchange rate prevailing at that time. Translation differences arising from the above procedures are credited/charged to the statement of operations.

Profit tax. The profit tax rate for industrial enterprises in Russia in 2000 was 30%. From 1 January 2001 to 31 December 2001 the profit tax rate for industrial enterprises in Russia was 35%. Starting from 1 January 2002 the rate has been decreased to 24%.

Deferred profit taxes. Deferred tax assets and liabilities are calculated in respect of temporary differences in accordance with IAS 12, "Income Taxes", Revised 1996 ("IAS 12"). IAS 12 requires the use of a balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet. Therefore as of 31 December 2001 deferred tax assets and liabilities have been measured based on 24% tax rate.

Employee benefits. The Company makes certain payments to employees on retirement, or when they otherwise leave the employment of the Company. These obligations, which are unfunded, represent obligations under a defined benefit pension scheme. For such plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the statement of operations so as to spread the regular cost over the average service lives of employees. Actuarial gains and losses are recognized in the statement of operations immediately. Where such post-employment employee benefits fall due more than 12 months after the balance sheet date, they are discounted using a discount rate determined by reference to the average market yields at the balance sheet date. The Company also participates in a defined contribution plan under which the Company has committed to contribute a certain percentage (from 15% to 20% in 2001) of contribution made by an employee choosing to participate in the plan. Contributions made by the Company on defined contribution plans are charged to expense when incurred. Contributions are additionally made to the Government's social and medical insurance, retirement benefit plans at the statutory rates in force during the year. The costs of these benefits are charged to the statement of operations as incurred.

Cash and cash equivalents. For the purposes of the statement of cash flows, cash and cash equivalents consist of cash on hand and balances with banks and short-term interest bearing accounts which are used in the day to day financing of the Group's airline activities.

Value Added Taxes. Value added taxes related to sales are payable to the tax authorities upon reflection of sales. Input VAT is reclaimable against output VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. Output VAT payable and input VAT related to purchase transactions which have not been settled at the balance sheet date are recognised in the balance sheet on a gross basis.

Frequent Flyer Program. The Company records an estimated liability for the incremental cost associated with providing free transportation under the "Aeroflot Bonus" program (see also Note 17) when a free travel award is earned. Principal incremental costs include aircraft fuel costs, third-party passenger services (such as catering services) and sales and marketing. The liability is included in accounts payable and accrued liabilities, and is adjusted periodically based on awards earned, awards redeemed and changes in the "Aeroflot Bonus" program. The costs are included in sales and marketing expenses in the statement of operations.

Earnings per share. Earnings per share are calculated by dividing the income for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Borrowing costs. Borrowing costs are expensed as incurred unless relating to loans which fund capital projects. To the extent borrowing costs are directly attributable to qualifying assets they are capitalized with the relevant asset from the date the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred until the related qualifying asset is substantially ready for its intended use and are subsequently charged to the statement of operations in the period over which the asset is depreciated.

Provisions. A provision is recognised when, and only when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Subsequent events. Post-year-end events that provide additional information about the Group's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

Contingencies. Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

Reclassifications. Certain reclassifications were made to 2000 balances to conform with the 2001 presentation.

5. Traffic revenue

By sector	***2001*** $ million	***2000*** $ million
Scheduled flights:		
Passengers	1,071.1	920.1
Cargo	74.5	92.4
Charter flights:		
Passengers	44.6	36.3
Cargo	30.9	25.4
	1,221.1	*1,074.2*

By region

a) Scheduled passenger revenue		
International flights from Moscow to:		
Europe	218.9	174.8
Asia	105.9	99.5
North America	51.3	50.0
Other	44.5	41.5
International flights to Moscow from:		
Europe	213.2	173.1
Asia	112.1	105.0
North America	47.0	44.7
Other	46.3	42.7
Other international flights	20.2	23.8
Domestic flights	211.7	165.0
	1,071.1	*920.1*
b) Scheduled cargo revenue		
International flights from Moscow to:		
Europe	6.1	7.6
Asia	3.2	3.4
North America	3.1	5.3
Other	1.8	2.0
International flights to Moscow from:		
Europe	10.2	7.0
Asia	20.5	26.8
North America	3.2	2.5
Other	3.1	3.4
Other international flights	11.1	23.6
Domestic flights	12.2	10.8
	74.5	*92.4*

6. Other revenue

By sector	*2001* $ million	*2000* $ million
Airline revenue agreements	273.5	272.4
Ground handling and maintenance	15.6	14.8
Catering services	14.6	14.2
Hotel revenue	9.1	8.2
Re-fuelling services	10.4	6.8
Other revenue	13.7	16.3
	336.9	*332.7*

Airline revenue agreements represent primarily revenue from pooling agreements. Included in other revenue for 2001 and 2000 is revenue from management services provided by the Company to its associated undertaking Aerofirst in the amount of $2.3 million and $2.1 million, respectively.

7. Operating costs

	2001 $ million	*2000* $ million
Aircraft fuel	358.7	335.4
Aircraft and traffic servicing	259.3	240.5
Maintenance	112.5	94.1
Sales and marketing	110.7	92.0
Operating lease expenses	99.5	100.5
Administration and general expenses	83.2	64.0
Operating taxes	56.9	82.6
Third-party passenger services	41.5	34.4
Communication expenses	35.9	32.2
Increase in (release of) provision for bad and doubtful accounts	5.6	(34.2)
Other expenses	54.5	32.4
	1,218.3	*1,073.9*

Release of provision for doubtful accounts receivable in 2000 includes $57.0 million release of provision for accounts receivable which were realised from the repayment of a long-term loan (see also Note 10). Sales and marketing expenses include incremental costs associated with providing free transportation under the frequent flyer "Aeroflot Bonus" program related to free travel awards earned during the year. These costs amounted to $4.6 million in 2001 and $nil in 2000 as the program had only been launched in late 1999 and the incremental costs related to free travel awards earned as of 31 December 2000 were immaterial.

8. Staff costs

	2001 $ million	2000 $ million
Wages and salaries	152.8	111.8
Social security costs	12.5	7.0
Pension costs	29.9	27.4
	195.2	*146.2*

The Company continued participation in a non-government pension fund to provide additional pensions to some of its employees upon their retirement. The pension fund requires contributions from both employees and the Group and is a defined contribution scheme for the employer. In 2001 and 2000, the Company made pension contributions to the fund amounting to $0.5 million and $0.7 million, respectively. ✈ Further, the Company makes payments, on retirement, to employees participating in the plan with three or more years service. These obligations, which are unfunded, represent obligations under a defined benefit pension scheme. As of 31 December 2001 an accrual of $1.0 million, representing the net present value of the future benefits the Company expects to pay, has been included in wages and social contributions payable in the amount of $0.3 million (current portion) and in non-current accounts payable and accrued liabilities in the amount of $0.7 million (long-term portion).

9. Interest expense

	2001 $ million	2000 $ million
Finance leases	28.6	37.9
Short-term bonds	3.2	-
Long-term borrowings	0.3	4.1
Short-term borrowings	12.8	6.7
	44.9	*48.7*

The Company continued participation in a non-government pension fund to provide additional pensions to some of its employees upon their retirement. The pension fund requires contributions from both employees and the Group and is a defined contribution scheme for the employer. In 2001 and 2000, the Company made pension contributions to the fund amounting to $0.5 million and $0.7 million, respectively. ✈ Further, the Company makes payments, on retirement, to employees participating in the plan with three or more years service. These obligations, which are unfunded, represent obligations under a defined benefit pension scheme. As of 31 December 2001 an accrual of $1.0 million, representing the net present value of the future benefits the Company expects to pay, has been included in wages and social contributions payable in the amount of $0.3 million (current portion) and in non-current accounts payable and accrued liabilities in the amount of $0.7 million (long-term portion).

10. Non-operating income, net

By income (expense)	*2001* $ million	*2000* $ million
Loss on fixed assets disposal, net	(7.3)	(4.0)
Dividend income	0.5	0.5
Gain from long-term investments disposals, net (ii)	-	10.7
Loss from short-term investments disposals, net (ii)	-	(11.1)
Other income and expenses, net (i)	10.6	13.3
	3.8	*9.4*

i) In September 2001 an aircraft Ilyshin-86 was damaged while emergency landing in Dubai, United Arab Emirates. The aircraft is not subject to restoration. Included in other income and expenses is the insurance compensation received amounting to $6.1 million, net of the carrying value of the aircraft written-off of $0.5 million and costs associated with the accident of $0.7 million. In 2001 the Company received insurance compensation amounting to $4.5 from the Ministry of Foreign Affairs of the Russian Federation in respect of lost profits in the region of Kuwait as a result of the Iraq invasion in 1990.

ii) In December 1998, the Government of the Russian Federation included all of the foreign debts of the Company's subsidiary Sherotel in the Paris Club arrangements. In return, the Company signed a loan agreement with the Ministry of Finance of the Russian Federation for $76.5 million. Under the terms of the agreement, the Company acquired the outstanding obligations of JSC "Sherotel" to the government of the Russian Federation on debts to foreign creditors. This loan was to be repaid in 2001 through 2012 in accordance with the agreed repayment schedule. The loan's contractual interest equalled six month LIBOR plus 13/16 of a percent, due semi-annually. During 2000, the Company together with the Ministry of Finance of the Russian Federation agreed a settlement of the debt and the loan was repaid in full during 2000. As part of the settlement agreement the Company transferred old accounts receivable totalling approximately $57 million which were previously fully provided. As a result, the Company reduced its bad debt reserves by $57 million in the accompanying consolidated statement of operations for the year ended 31 December 2000 (see also Note 7). The Company also transferred bonds which were recorded at nil carrying value at a profit $8.0 million (included in gain from long-term investments disposals, net) and short-term investments at a net loss of $12.3 million (included in loss from short-term investments disposals, net).

11. Taxation

	2001 $ million	2000 $ million
Current income tax charge	(41.9)	(35.1)
Deferred income tax benefit	56.1	9.6
Share of income taxes of associated companies	(3.1)	(3.1)
	11.1	*(28.6)*

Income before taxation for financial reporting purposes is reconciled to taxation as follows:

	2001	2000
Income before taxation and minority interest	*10.7*	*39.5*
Theoretical tax loss at statutory rate of 35% for the year ended 31 December 2001 and of 30% for the year ended 31 December 2000	(3.7)	(11.9)
Effect of tax rate decrease from 35% to 24% for 2001 and increase from 30% to 35% for 2000	15.2	(13.5)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Non-deductible foreign exchange losses	(5.3)	(3.1)
Non-deductible expenses	(15.5)	(20.2)
(Increase) release of provision for doubtful accounts	(7.2)	15.2
(Increase) reduction of accruals	(5.4)	2.1
Revaluation of aircraft engines for statutory purposes	22.4	-
Revaluation of hotel building for statutory purposes	9.0	-
Non-taxable income	2.3	-
Other non-temporary differences	(0.7)	2.8
Taxation	*11.1*	*(28.6)*

Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profits tax purposes. As described in Note 4 starting 1 January 2002 the profit tax rate in Russia has been decreased from 35% to 24%. The tax effect of the movement on these temporary differences is recorded at the rates of 24% and 35% for the years ended 31 December 2001 and 2000, respectively. The impact of the tax rate decrease on deferred tax liabilities, net as of 31 December 2001 is $15.2 million. ✈ The increase in deferred tax liabilities by $13.5 million as of 31 December 2000 is the result of profit tax rate increase from 30% in 2000 to 35% starting from 1 January 2001. ✈ The Company performed revaluation of owned aircraft engines as of 1 January 2001 for Russian statutory accounting and tax purposes. In addition, one of its subsidiaries, ZAO "Sherotel", performed statutory revaluation of the hotel building as of 1 January 2001. The results of these revaluations did not affect (and will not affect in the future) the carrying value of the assets reflected in the financial statements prepared in accordance with IFRS. These revaluations resulted in an increase of tax base of assets being revalued and, therefore, in the decrease of the difference between the carrying value of the assets reflected in the accompanying balance sheet as of 31 December 2001 and their tax base. Accordingly, deferred tax liability as of 31 December 2001 decreased. Tax effect of the change in the tax base of aircraft engines amounted to $22.4 million and of the change in tax base of the building to $9.0 million. ✈ On 1 January 2001 the Group changed its accounting policy with respect to financial instruments measurement in order to comply with IAS 39, "Financial Instruments: Recognition and Measurement". As of 1 January 2001 the Group had interest-free lease deposits which were previously recorded at cost which were re-measured at amortised cost. Remeasurement resulted in a negative difference between the carrying value of lease deposits and their tax base and, accordingly, resulted in the deferred tax asset. The deferred tax effect of the change in carrying value of lease deposits of $5.4 million is recorded as an adjustment of the balance of Retained earnings at the beginning of 2001.

	2001 $ million	Movement $ million	2000 $ million	Movement $ million	1999 $ million
Tax effects of temporary differences:					
Property, plant and equipment	(33.4)	46.9	(80.3)	3.0	(83.3)
Long-term investments	(13.1)	9.3	(22.4)	(0.6)	(21.8)
Inventories	(5.0)	(4.8)	(0.2)	(2.3)	2.1
Accounts receivable	(9.7)	9.7	(19.4)	3.0	(22.4)
Borrowings	5.6	5.6	-	-	-
Accounts payable	22.6	(5.2)	27.8	6.5	21.3
Net deferred tax (liabilities) assets	(33.0)	61.5	(94.5)	9.6	(104.1)
Total deferred tax assets	*5.4*	*2.8*	*2.6*	*2.6*	-
Total deferred tax liabilities	*(38.4)*	*58.7*	*(97.1)*	*7.0*	*(104.1)*

Deferred tax asset relates to the difference in carrying value of property, plant and equipment and their tax base of the Company's subsidiaries. Deferred tax assets are included in Other non-current assets in the accompanying balance sheets.

12. Cash and cash equivalents

	2001 $ million	2000 $ million
Ruble bank accounts	5.3	9.1
Currency bank accounts	12.0	19.1
Cash equivalents	2.9	2.5
	20.2	*30.7*

Included in Other non-current assets as of 31 December 2001 and 2000 are approximately $1.0 million and $4.1 million, respectively, of restricted cash held by the Company's representative offices abroad. Restrictions are due to the specific local currency regulations.

13. Accounts receivable and prepayments, net

	2001 $ million	2000 $ million
Trade receivables	116.5	118.1
Other receivables	21.3	25.7
Prepayments and accrued income	60.6	53.9
Provision for bad and doubtful accounts	(45.9)	(40.3)
	152.5	157.4
VAT and other taxes recoverable	89.4	100.5
	241.9	*257.9*

14. Inventories

	2001 $ million	2000 $ million
Fuel	7.3	7.0
Other inventory	18.1	15.6
	25.4	22.6

15. Long-term investments, net

Movements in the net book value of long-term investments consist of the following:

	Associates equity $ million	Other equity $ million	Other $ million	Total $ million
1 January 2000	*13.2*	*1.5*	*0.3*	*15.0*
Additions	-	0.5	-	0.5
Share of undistributed income	4.7	-	-	4.7
Dividends received	(3.1)	-	-	(3.1)
Disposals	(0.3)	-	(0.3)	(0.6)
31 December 2000	*14.5*	*2.0*	-	*16.5*
Additions	-	0.8	2.3	3.1
Share of undistributed income	3.2	-	-	3.2
Dividends received	(4.5)	-	-	(4.5)
31 December 2001	*13.2*	*2.8*	*2.3*	*18.3*

A list of the principal subsidiaries and associates is included in Note 28. Net book value is stated after the following provisions for permanent diminution in the value:

31 December 2001	0.5	2.0	1.0	3.5
31 December 2000	0.5	2.8	1.0	4.3

As of 31 December 2001 and 2000, the Company owned 1,123,241 depository certificates representing an economic interest in Class A shares of Equant N. V., a subsidiary of SITA (Societe Internationale de Telecommunications Aeronautiques) providing communication services to various international airlines. The certificates were distributed free of charge to participating airlines proportionally to their use of SITA services during the period 1990 – 1994. The Company reflects its investments in the depository certificates at cost (nil) in the accompanying consolidated balance sheets as those deposits do not have a quoted market price in an active market and their fair value cannot be reliably measured. In 2001 SITA was reorganized by merging with France Telecom. Reorganization implies exchange of shares of SITA and its subsidiaries for shares of France Telecom. Under this reorganization, the depository certificates of Equant N.V. are to be exchanged for 511,922 shares of France Telecom. The market value of France Telecom shares as of 31 December 2001 quoted at Paris Stock Exchange the was EUR 44.9 per share, or $41.3 (EUR 20.77, or $19.38 per share as of 31 May 2002).

16. Property, plant and equipment, net

	Owned aircraft and engines $ million	*Leased aircraft and engines* $ million	*Land and buildings* $ million	*Plant, equipment and other* $ million	*Assets under construction (ii)* $ million	*Total* $ million
Cost or valuation						
31 December 1999	462.5	627.1	143.5	192.9	13.7	1,439.7
Additions	26.7	-	0.4	14.8	9.5	51.4
Capitalised overhaul costs	17.2	4.5	-	-	-	21.7
Transfers	-	-	-	0.3	(0.3)	-
Disposals	(27.2)	-	-	(18.1)	(1.0)	(46.3)
31 December 2000	479.2	631.6	143.9	189.9	21.9	1,466.5
Additions	30.6	-	0.2	11.1	15.4	57.3
Capitalised overhaul costs	16.4	8.5	-	-	-	24.9
Transfers	-	-	9.5	0.6	(10.1)	-
Disposals	(20.4)	-	(3.2)	(9.1)	-	(32.7)
31 December 2001	505.8	640.1	150.4	192.5	27.2	1,516.0
Depreciation						
31 December 1999	(281.7)	(191.5)	(25.8)	(89.7)	-	(588.7)
Charge for the year	(46.7)	(31.9)	(7.1)	(19.0)	-	(104.7)
Additions (i)	(4.0)	-	(0.1)	-	-	(4.1)
Disposals	19.1	-	-	13.7	-	32.8
31 December 2000	(313.3)	(223.4)	(33.0)	(95.0)	-	(664.7)
Charge for the year	(46.6)	(31.4)	(6.8)	(19.3)	-	(104.1)
Disposals	14.7	-	0.6	6.3	-	21.6
31 December 2001	(345.2)	(254.8)	(39.2)	(108.0)	-	(747.2)
Net book amount						
31 December 2001	160.6	385.3	111.2	84.5	27.2	768.8
31 December 2000	165.9	408.2	110.9	94.9	21.9	801.8

As of 31 December 2001 and 2000 fixed assets, principally Russian aircraft and engines, of approximately $12.3 million and $13.3 million, respectively, were pledged as collateral under short-term loan agreements.

i) Additions to depreciation represent the opening accumulated depreciation of fixed assets of the consolidated subsidiary (Aeroflot-Don). See also Note 28.

ii) Assets under construction include capital expenditures made by the Company under Sheremetievo-3 terminal construction project. Capital expenditures as of 31 December 2001 and 2000 amount to $10.3 million and $4.4 million, respectively, and mainly relate to construction site preparation works. Capital expenditures in 2001 related to the project were equal to $5.9 million.

17. Accounts payable and accrued liabilities

	2001 $ million	2000 $ million
Trade payables and accruals (i)	179.8	233.5
Profit and other taxes payable	73.7	86.8
Sales in advance of carriage	51.5	46.7
Accrued expenses	19.8	4.5
Wages and social contributions payable	15.8	13.4
Other payables	13.9	19.2
Notes payable	13.0	19.8
Advances received	9.0	8.7
Frequent flyer program liability (ii)	4.6	-
Dividends payable	0.9	0.2
	382.0	432.8

i) As of 31 December 2001 the Group had payables to a Russian creditor in the amount of $59.3 million. This creditor was liquidated in 2000. Another entity was established to perform the functions of the liquidated entity. Part of the amount previously payable to the liquidated entity in the amount of $16.2 million was claimed by the new entity and the relevant agreement with respect to the change of the creditor was signed.
Currently, it is uncertain whether other amounts payable to the liquidated entity will be claimed by the newly established entity and in what amount. Management of the Company believes that the new entity is not a legal successor of the liquidated entity. In this case the Company's liabilities mentioned above may be significantly lower than the accounts payable reflected in the consolidated balance sheet as of 31 December 2001. The adjustments (if any) in respect to this uncertainty will be made in the financial statements when the outcome of the issue is known.
The major portion of the above mentioned payables originated before 1999. As of 31 December 2000 the balance outstanding was $66.2 million. In 2000 the Group signed an agreement with the creditor stipulating that only $21.9 million were due in 2001, thus, $21.9 million was included in current trade payables and accruals as of 31 December 2000. The remaining $44.3 million were classified as non-current accounts payable and accrued liabilities as of 31 December 2000. Based on the analysis of the situation as of 31 December 2001, management has included payables to the newly established entity of $16.2 million (see above) in current trade payables and accruals and the remaining portion of payables amounting to $43.1 million – in non-current accounts payable and accrued liabilities.

ii) The Company started frequent flyer program "Aeroflot Bonus" in 1999. As of 31 December 2001 and 2000 approximately 111,000 and 66,000 of passengers, respectively, participated in the program. Frequent flyer program liability as of 31 December 2001 represents incremental costs, which are included in sales and marketing expenses, associated with providing free transportation under "Aeroflot Bonus". As of 31 December 2000, this liability was immaterial.

18. Short-term borrowings

	2001 $ million	2000 $ million
Bonds payable in Rubles (i)	*20.0*	-
Loans and credit lines in USD		
Moscow Narodny Bank Ltd. (ii)	40.0	-
Sindicated loan provided by Raiffeisenbank Austria, Kommerzbank (Eurasija) and Citibank (Moscow) (iii)	27.7	-
Savings Bank of the Russian Federation (iv)	-	22.7
Vnesheconombank (v)	-	6.0
Alfa Bank (vi)	-	5.0
Loans and credit lines in Rubles		
Savings Bank of the Russian Federation (vii)	31.5	1.3
Trust Investment Bank (viii)	5.0	-
Petrocommerzbank (ix)	3.3	-
Guta Bank (x)	2.1	0.8
Rosbank (xi)	-	18.5
Alfa Bank (xii)	-	5.4
Moscow Narodny Bank Ltd. (xiii)	-	5.1
Other	1.5	-
	131.1	*64.8*

Notes:

i) In March 2001 the Company issued 600,000 bonds at a par value of 1,000 Rubles per bond with maturity 374 days. Bonds were traded in the Moscow Interbank Currency Exchange. The bonds were repaid subsequently to the year-end by its maturity. The bonds' effective interest was 18 percent per annum. Interest accrued as of 31 December 2001 amounting to $838 thousand is included in accrued expenses.

ii) This balance consists of three credit lines. Two credit lines amounting to $10 million bear interest of 10 percent per annum and a credit line amounting to $30 million bears interest of 8.5 percent per annum.

iii) Loan bears interest of LIBOR + 4.7 percent. The effective interest rate for 2001 was 8.7 percent. It is secured by existing and future receivables from IATA originated under Counterindemnity agreement and Billing and Settlement Plan (BSP) and from a specified agent originated under Carrier Services Agreement for sales of tickets to the Company's flights abroad.

iv) Loan is bearing interest of 13 percent per annum. Fixed assets of $13.3 million pledged as a collateral under this loan agreement are disclosed in Note 16 above. The loan was repaid in 2001.

v) Unsecured loan bearing interest of 12 percent per annum paid in 2001.

vi) Unsecured loan bearing interest of 12.25 percent per annum paid in 2001.

vii) Loan bears interest of 17 percent per annum. The loan has been paid subsequently to year-end as it matured. Fixed assets of $12.3 million pledged as a collateral under this loan agreement are disclosed in Note 16.

viii) Unsecured loan bearing interest of 20 percent per annum. The loan has been paid subsequently to year-end as it matured.

ix) Unsecured loan bearing interest of 20 percent per annum payable in 2002.

x) In 2001 the Company was granted an unsecured overdraft loan with a limit of Rbl 100 million ($3.3 million at the exchange rate as of 31 December 2001). As of 31 December 2001, the balance drawn under this facility was $2.1 million payable in 2002 and bearing interest of 15 percent per annum. In 2000 the Company was granted a similar unsecured overdraft loan with the same limit and interest. As of 31 December 2000, the balance drawn under this facility was $0.8 million settled in 2001.

xi) In 2000, the Company was granted two unsecured overdraft loans with a limit of Rbl 100 million and Rbl 420 million ($3.6 million and $14.9 million, respectively, at the exchange rate as of 31 December 2000). As of 31

December 2000, the balances drawn under these facilities were $3.6 million and $14.9 million, respectively, bearing interest of 21 percent per annum and 20.8 percent per annum, respectively, and paid in 2001.

xii) In 2000, the Company was granted two unsecured overdraft loans with a limit of Rbl 100 million and Rbl 50 million ($3.6 million and $1.8 million, respectively, at the exchange rate as of 31 December 2000). As of 31 December 2000, the balances drawn under these facilities were $3.6 million and $1.8 million, respectively, bearing variable interest of 12.25-22.75 percent per annum depending on the length of the borrowing period and settled in 2001.

xiii) Unsecured loan bearing 18 percent per annum settled in 2001.

19. Finance leases payable

The Company leases foreign aircraft under the finance lease agreements. Leased assets are listed in Note 1 above.

	2001 $ million	*2000* $ million
Total outstanding payments	525.1	604.6
Finance charge	(136.2)	(169.6)
Principal outstanding	*388.9*	*435.0*
Representing:		
Short-term lease payable	49.5	44.5
Long-term lease payable	339.4	390.5
Due for repayment (principal and finance charge):		
Within one year	83.0	79.5
Between:		
one and two years	77.7	83.0
two and three years	79.2	77.7
three and four years	63.9	79.2
four and five years	59.4	63.9
five and ten years	161.9	220.7
after ten years	–	0.6
	525.1	*604.6*

Interest unpaid at 31 December 2001 and 2000 was approximately $3.3 million and $4.2 million, respectively, and has been included in accrued expenses. In 2001 the effective interest rates on these leases range from 5.94% to 8.54%. The Company's aircraft leases are subject to normal positive and negative covenants. In accordance with those covenants, the Company maintains insurance coverage for its leased aircraft.

20. Minority interest

	2001 $ million	*2000* $ million
Beginning balance	7.0	5.0
Minority interest at the date of acquisition of a new subsidiary	–	1.5
Share of net profit of subsidiaries	1.7	2.3
Dividends	(1.1)	(1.8)
	7.6	*7.0*

During 2000, the Company acquired a 51% interest in a new subsidiary, ZAO "Aeroflot-Don" (see also Note 28).

21. Ordinary shares

	Number of shares authorised, issued and outstanding	*Book amount* $ million
Ordinary shares of one Russian Ruble each:		
As of 31 December 2001 and 2000	1,110,616,299	51.6

Ordinary shareholders are allowed one vote per share. Dividends paid to shareholders are determined by the directors and legally declared and approved at the annual shareholders' meeting. The Company launched its Level 1 Global Depositary Receipts (GDR) programme in December 2000. The Company signed a depositary agreement with Deutsche Bank Group which allowed the Company's shareholders to swap their shares in GDRs, which trade over-the-counter in US and European markets. The swap ratio was established at 100 shares per GDR, and totalled 20% of the Company's share capital. In 2001, the Company's GDRs were listed on the NEWEX (New Europe Exchange) stock exchange in Vienna. The Company's GDRs were traded at approximately 41 Euro (or 38.27 USD at the exchange rate at that date) as of 31 May 2002.

22. Reserves and dividends

The distributable reserves of the Group comprise only the distributable reserves of the parent company. Furthermore, the statutory accounting reports of the Company are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the current year net profit. For the years ended 31 December 2001 and 2000, the statutory profit for the Company as reported in the published annual statutory reporting forms was 1,314 million and 1,238 million Russian Rubles, respectively. However, this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these financial statements. For the years ended 31 December 2001 and 2000 the shareholders of the Company have approved dividends totalling 66.6 million Russian Rubles ($2.2 million at the 2001 year-end exchange rate) and 33.3 million Russian Rubles (approximately $1.1 million at the 2000 year-end exchange rate), respectively. In accordance with IAS 10 (revised 1999) "Events after the balance sheet date" which became operative for annual financial statements covering periods beginning on or after 1 January 2000, dividends for 2001 which were declared and approved subsequently to 31 December 2001, have not been accrued in the accompanying financial statements for the year ended 31 December 2001. They will be recorded in the statement of shareholders' equity for the year ending 31 December 2002. Dividends for 1999 were accrued in the financial statements for the year ended 31 December 1999. Dividends for 2000 were accrued in the financial statements for the year ended 31 December 2001.

23. Segment information
Reporting format – business segments

Year ended 31 December 2001	***Airline*** $ million	***Catering*** $ million	***Hotels*** $ million	***Other*** $ million	***Eliminations*** $ million	***Group*** $ million
External sales	1,534.3	14.5	9.2	–	–	1,558.0
Intra segment sales	0.7	35.5	4.6	–	(40.8)	-
Total revenue	*1,535.0*	*50.0*	*13.8*	–	*(40.8)*	*1,558.0*
Operating profit	32.0	7.1	1.0	–	–	40.1
Interest expense	(44.6)	–	(3.4)	–	3.1	(44.9)
Interest income	6.8	–	–	–	(3.1)	3.7
Share of income in associates	–	–	1.0	5.3	–	6.3
Foreign exchange and translation income (loss), net	2.3	(0.1)	(0.5)	–	–	1.7
Non-operating income (loss), net	8.4	0.1	(0.2)	–	(4.5)	3.8
Income (loss) before tax	*4.9*	*7.1*	*(2.1)*	*5.3*	*(4.5)*	*10.7*
Taxation	1.8	(2.5)	14.6	(2.8)	–	11.1
Income after tax	*6.7*	*4.6*	*12.5*	*2.5*	*(4.5)*	*21.8*
Minority interest						(1.7)
Net income						20.1
Segment assets	1,052.6	11.4	35.0	–	–	1,099.0
Associates	–	–	6.1	7.1	–	13.2
Consolidated total assets						*1,112.2*
Segment liabilities	1,005.9	10.5	10.5	–	–	1,026.9
Capital expenditure	81.1	0.9	0.2	–	–	82.2
Depreciation	98.1	1.0	5.3	–	–	104.4

Reporting format – business segments

Year ended 31 December 2000	***Airline*** $ million	***Catering*** $ million	***Hotels*** $ million	***Other*** $ million	***Eliminations*** $ million	***Group*** $ million
External sales	1,384.5	14.2	8.2	–	–	1,406.9
Intra segment sales	–	32.1	3.6	–	(35.7)	–
Total revenue	1,384.5	46.3	11.8	–	(35.7)	1,406.9
Operating profit (loss)	79.4	3.2	(0.5)	–	–	82.1
Interest expense	(48.6)	–	(5.9)	–	5.8	(48.7)
Interest income	6.7	–	–	–	(5.8)	0.9
Share of income in associates	–	–	0.3	7.5	–	7.8
Foreign exchange and translation loss, net	(7.2)	(0.4)	(4.4)	–	–	(12.0)
Non-operating income (loss), net	14.5	–	0.5	–	(5.6)	9.4
Income (loss) before tax	44.8	2.8	(10.0)	7.5	(5.6)	39.5
Taxation	(20.3)	(2.5)	(2.9)	(2.9)	–	(28.6)
Income (loss) after tax	*24.5*	*0.3*	*(12.9)*	*4.6*	*(5.6)*	*10.9*
Minority interest						(2.3)
Net income						*8.6*
Segment assets	1,107.3	11.8	43.6	–	–	1,162.7
Associates	–	–	6.4	8.1	–	14.5
Consolidated total assets						*1,177.2*
Segment liabilities	1,065.5	14.0	22.4	–	–	1,101.9
Capital expenditure	72.2	0.9	–	–	–	73.1
Depreciation	98.4	1.0	5.3	–	–	104.7

The Group is organised into three main segments:

- Airline – domestic and international passenger and cargo air transport and other airline services;
- Catering – the preparation of food and beverages for air travel; and
- Hotels – the operation of hotels.

All operations are based in Russia therefore no geographical segment information is disclosed. Details of the geographical split of revenues from scheduled passenger and cargo airline activities are provided in Note 5.

24. Commitments under operating leases

The future minimum lease payments under non-cancellable foreign aircraft and other operating leases are as follows (the amounts below represent base rent. Maintenance fees which will be paid to the lessors based on actual flight hours are not included in the table):

	2001 $ million	2000 $ million
Within one year	87.1	95.7
Between:		
one and two years	83.6	91.9
two and three years	56.5	80.4
three and four years	48.7	56.5
four and five years	29.1	48.7
after five years	-	29.1
Total minimum payments	*305.0*	*402.3*

For details of the fleet under operating leases refer to Note 1.
In 2001 the Company renegotiated base rent under operating lease on certain aircraft. This resulted in reduction of base rent and related reduction in future minimum lease payments under non-cancellable operating leases as of 31 December 2001 as compared to those as of 31 December 2000.

25. Contingent liabilities

Political environment. The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia. The nature and frequency of these developments and events associated with these risks, which generally are not covered by insurance, as well as their effect on future operations and earnings are not predictable.
Taxation. Russian tax legislation is subject to varying interpretations and constant changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. The periods remain open to review by the tax authorities for three years. Management of the Group believes that it has adequately provided for tax liabilities in the accompanying financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretative issues and the effect could be significant.
Currency control. The Group operates in approximately 50 countries, as well as in Russia, through its representative offices. Given the Group's significant foreign currency revenues and obligations, it is exposed to the risk of non-compliance with Russian currency control legislation. Management believes that the Group generally complies with the currency control regulations and that no contingency provisions are necessary in the accompanying consolidated financial statements.
Legal

i) Members of former management of the Company and two Swiss non-bank financial companies that provided treasury and financial services to the Company are currently under investigation by Swiss and Russian authorities for potential misconduct related to the funds managed under the treasury and financial services agreements that were entered into by the former management of the Company.
For part of 1997, the Company providing treasury services had a director in common with the Company. From May 1997, following a new agreement between the parties, restrictions were placed upon the use of the funds by means of a fiduciary clause requiring that all funds provided to the Swiss financial company be deposited with the Union Bank of Switzerland. In the course of providing treasury services the Swiss financial company also effected payments on behalf of the Company. Commissions charged during 1999, 1998 and 1997 totalled $2.5 million, $14.5 million and $10.1 million, respectively. As of 31 December

2001 and 2000, no funds were held by this non-bank Swiss financial company. The operations with the company providing treasury services were ceased in May 1999. During 2001 and 2000 $0.2 million and $0.4 million of finance charges have been billed to the Company on the outstanding liability for the services.

In addition, the Company had an unsecured $25.0 million US Dollar denominated bridging credit facility with a subsidiary of the Swiss financial company referred to above. The funds drawn on this facility were repaid in 1999. No balance was outstanding as of 31 December 2001 and 2000. The credit lines were for a maximum duration of 180 days at interest rates ranging from nil to LIBOR plus 3 percent. In addition, a facility fee was payable for the credit lines. No interest or fees were paid in 2001 and 2000.

In 1996, the Company employed another Swiss non-bank financial company to act as a financial consultant in finance raising activities and to supply a US Dollar line of credit. The security provided against this credit line were the interline cash flows from the airlines agreed with the lender. As of 31 December 1998, the Company had not drawn on this facility. The operations with this financial company were ceased in April 1999.

The Company is not named in the investigation and current management is not aware of misallocated funds, if any. In management's opinion, the Company does not have any potential exposure related to the treasury and financial services agreements nor any of the allegations currently subject to investigation. The accompanying consolidated financial statements do not include provision for any amounts that might result from the investigations. Such amounts, if any, will be reported when they become known and estimable.

ii) The Company is being sued for $39.2 million by the Russian owner of an Antonov 124 cargo plane which crashed in the Turin region of Italy in October 1996, whilst on charter to the Group. The basis of the claim concerns liability for the loss of the aircraft and the responsibilities of the parties at the time of the crash. In April 1999, an Italian court ruled that they do not have jurisdiction to hear this case as the litigated matter is subject to the jurisdiction of the Russian Federation. The plaintiff lodged an appeal. Subsequent to 31 December 2001 the appeal was rejected by the Italian court. Management is of the opinion that it is unlikely that the plaintiff will apply to the court of Russian Federation and therefore no amount has been accrued in the accompanying consolidated financial statements.

iii) The Company is being sued for approximately $20.2 million (during 2001 the plaintiff increased the claim amount from $7.7 million to $20.2 million) by a US based company provided consulting services related to the Company's commercial activity in the Middle Asia for breach of the terms of paying the consultant's fees. The management of the Group believes that there was no valid agreement between the Company and the consultant and thus, no basis for settlements. However, management has made the best assessment of the likely outcome associated with this issue and made a provision accordingly amounting to $5.1 million as of 31 December 2001.

iv) A subsidiary's treatment of customs duties in relation to past practice has been challenged by the customs authorities. No final resolution has been reached between the parties. The maximum extent of the exposure as of 31 December 2001 is approximately $ 13.4 million. However, management has made the best assessment of the likely outcome associated with this issue and made a provision accordingly amounting to $0.9 million as of 31 December 2001.

v) The Group is a defendant in various other legal actions. The maximum extent of the exposure as of 31 December 2001 is approximately $12.7 million. Management has made the best assessment of the likely outcome of the claims outstanding and made a provision amounting to $2.8 million as of 31 December 2001.

vi) In 1997-1998 the Company was charged by the Federal Aviation Service (FAS) for aeronautical services at 50% discount as was agreed by the parties. In 2001 the legal successor of FAS (GOVD) claimed application by FAS of 50% discount in 1997-1998 to be void as contradicting Russian legislation and invoiced the Company for Rubles 116 million (approximately $3.8 million at 2001 year-end exchange rate) for underpaid amounts during 1997-1998 and interest accrued as of 31 December 2001. In the opinion of the management, after taking appropriate legal advise, GOVD arguments are not justifiable until proven in court. Currently GOVD did not take this case to the court. Management believes that it is not likely that any significant settlement will arise and therefore no amount has been accrued in the accompanying consolidated financial statements.

Commitment. The Company has commitment to sell two aircraft Ilyushin Il-76 TD (cargo) for $0.6 million. The aircrafts' net book value as of 31 December 2001 amounted to $0.5 million.

26. Subsequent events

Subsequent to year-end the following events have occurred:

i) In March 2002, the Company issued long-term interest bearing Ruble bonds totalling 1,000 million Russian Rubles (approximately $32.2 million at the exchange rate at the date of issue). The bonds were placed on the Moscow Interbank Currency Exchange. The bonds mature in March 2004. Interest is payable semi-annually. Interest rate for the first interest repayment period is 19.85% per annum.

ii) In 2002, the Company increased its share from the OAO Insurance company "Moscow" from 14.9% as of 31 December 2001 to 94.9%. OAO Insurance company "Moscow" provides insurance services to the Company.

iii) Starting from 1 April 2002 new technical requirements established by the International Civil Aviation Organisation (ICAO) entered into force. These requirements set limits for aircraft noise level. In response to these requirements, the Company transferred certain types of aircraft (Tu-134, Il-86, Il-76 TD) from regular international to domestic and certain international charter flights. The carrying value of these aircraft and the related engines as of 31 December 2001 is $41.7 million. The management believes that the Company will be able to utilise these aircraft on domestic market and no impairment loss should be recognised as of 31 December 2001.

27. Intra group transactions

The financial statements of the Group include the following balances:

	2001 $ million	2000 $ million
Amounts receivable from non-consolidated subsidiaries and associated undertakings	3.2	1.9
Amounts payable to non-consolidated subsidiaries and associated undertakings	2.9	3.7

The statements of operations include the following transactions with group companies:

	2001 $ million	2000 $ million
Sales to non-consolidated subsidiaries and associated undertakings	2.5	2.9
Purchases from non-consolidated subsidiaries and associated undertakings	24.0	19.6

Management believes that pricing of the transactions between group companies is based on the normal business conditions.

28. Principal subsidiary and associated undertakings

The principal subsidiary undertakings are:

Company name	*Activity*	*Percentage held at 31 December 2001*
ZAO "Sherotel"	Hotel	100.0 %
"Aeroflot's World"	Travel agency	99.9 %
"Aeroflot Garant"	Non-governmental pension fund	81.1 %
ZAO "Aeromar"	Catering	51.0 %
ZAO "Aeroflot-Don"	Airline	51.0 %
ZAO "Aeroservice"	Transportation and courier services	51.0 %

ZAO "Sherotel", ZAO "Aeromar" and ZAO "Aeroflot-Don" (the company established in 2000) were consolidated in the accompanying financial statements. Investments in "Aeroflot Garant" and ZAO "Aeroservice" are stated at cost due to the immateriality of these subsidiaries. In 2001, the Group established a subsidiary, travel agency "Aeroflot's World". The Group anticipates the travel agency to become a large commercial partner of the Company which will be fully controlled by the Group. As of 31 December 2001 investments in "Aeroflot's World" are stated at cost due to the immateriality of this subsidiary.

The principal associated undertakings are:

Company name	*Activity*	*Percentage held at 31 December 2001*
ZAO "Airport Moscow"	Cargo handling	50.0 %
ZAO "Aerofirst"	Trading	33.3 %
ZAO "TZK"	Fuel trading company	31.0 %
OOO "Aeroimp"	Hotel	25.0 %

Investments in ZAO "Aerofirst", OOO "Aeroimp" and ZAO "TZK" were recorded using the equity method of accounting. Investments in ZAO "Airport Moscow" were recorded at cost due to the immateriality of the Group's share in the net assets of this associate. All companies listed above are incorporated in the Russian Federation.



Aeroflot Representative Offices

Angola
Luanda
114, Avenue 4 de Fevereiro,
Luanda, Angola
Tel.: (244-2) 339068
Tel/fax: (244-2) 330426

Armenia
Yerevan
375002, Yerevan,
Amiryan Street, 12
Tel.: (8851) 522435
Fax: (8851) 506466

Australia
Sydney
National Mutual Building, 24, Level
44 Market Street, NSW 2000,
Sydney, Australia
Tel.: (61-2) 92622233
Fax: (61-2) 92621821

Austria
Vienna
10, Parkring 1010 Wien, Austria
Tel.: (43-1) 5121501
5121502
5121503
Fax: (43-1)512150178

Azerbaijan
Baku
34, Khagani Street, Baku
Tel.: (994-12) 981166
981167
981168
Fax: (994-12) 981166

Belgium
Brussels
58, Rue Des Colonies
1000 Bruxelles, Belgique
Tel.: (32-2) 5136066
5136428
Fax: (32-2)5122961

Bulgaria
Burgas
61, Ulica Hristo Botev, 8000 Burgas
Tel.: (359-56) 810552
810643
Fax: (359-56)39053

Sofia
23 Oborishte Street,
1504 Sofia, R. Bulgaria
Tel.: (359-2) 9434489
9434572
Fax: (359-2)9461703

Varna
40 Maria Luiza Bul.
9000 Varna, R. Bulgaria
Tel.: (359-52) 231082
Fax: (359-52) 231158

Canada
Toronto
1, Queen Street East Suite 1908,
P.O. Box 61, Toronto, Ontario,
M5C2C5
Tel.: (1-416) 6421653
Fax: (1-416) 6421658

Montreal
615 DE Maisonneuve blvd.
West Quebec
Canada H3A 1L8
Tel.: (1-514) 2889767
2882125/26/27
Fax: (1-514)2885973

China
Beijing
Hotel Beijing-Toronto, 3
Jianguomen wai-dajie, Beijing,
P.R. China 100020
Tel.: (86-10) 6585-0512
Fax: (86-10) 65941869,65959390

Harbin
Hotel Harbin, Hong Kong Snoway
Harbin, P.R. China
Tel.: (86-451) 3633190
Fax: (86-451) 6291161

Hong Kong
Room 1606, 16th Floor, Tower Two
Lippo Center, 89 Queensway
Hong Kong
Tel.: (852) 25372631
Fax: (852) 25372614

Shanghai
Suite 203 A, Shanghai Center, 1376,
Nanjinhxilu, Shanghai, 200040 P.R.
China
Tel.: (86-21) 62798033
Fax: (86-21) 62798035

Shenyang
Hotel Fenghang, 109,
Huange Nandjae Street,
Huanggu District, 110031
Shenyang, P.R. China
Tel.: (86-24) 86105447
Fax: (86-24) 86105028

Croatia
Zagreb
13, Varšavska, 10000 Zagreb, Croatia
Tel.: (385-1) 4872055, 4872076
Fax: (385-1) 4872051

Cuba
Havana
Calle 23, No. 64, Esq. Infanta Vedado,
Ciudad de La Havana, Cuba
Tel.: (53-7) 333200, 333759
Fax: (53 7) 333288

Cyprus
Nicosia
32 B&C, Homer Avenue,
P.O. Box 22039,
1097 Nicosia, Cyprus
Tel.: (357-2) 669071, 677072
677073
Fax: (357-2) 678484

Czech Republic
Prague
5 Truhlářská Street, 11000 Praha 1
Tel.: (420-2) 24819682
24814984
Fax: (420-2) 24812683

Democratic People's Republic of Korea
Pyongyang
11-Dong, Munsu-3 Dong,
Taedonggang District, Pyongyang
Tel.: (850-2) 3817309
3817310
Fax: (850-2) 3817296

Denmark
Copenhagen
1/3 Vester Farimagsgade, DK-1606,
Copenhagen, Denmark
Tel.: (45) 33126338
33125757
Fax: (45) 3311217

Egypt
Cairo
18 El Boustan Street,
Commercial Center, Cairo, Egypt
Tel.: (20-2) 3900429
3937409
Fax: (20-2) 3900407

Hurghada
7, Al Mina Street, AKA Holiday Center,
Hurghada, Egypt
Tel.: (20-65) 440145
440827
Fax: (20-2) 440145

Finland
Helsinki
5, Mannerheimintie, FIN - 00100
Helsinki, Finland
Tel.: (358-9) 633366
Fax: (358-9)661021

France
Lyon
B.P.157, Saint Exupery Aéroport,
69125 Lyon
Tel.: (33-4) 72228707
Fax: (33-4) 72228708

Nice
Aéroport Côte d'Azur, Terminal 1
06281 Nice Cedex
Tel.: (33-4) 93214482
Fax: (33-4) 93214544

Paris
33, Avenue des Champs Elysées,
75008, Paris, France
Tel.: (33-1) 42251061
43591190
Fax: (33-1) 42560480

Georgia
Tbilisi
76/1, David Agmashenebeli Street
380002, Tbilisi
Tel.: (995-32) 943896
943897
Fax: (995-32) 943927

Germany
Berlin
51, Unter den Linden, 10117 Berlin
Tel.: (49-30) 2269810
Fax: (49-30) 22698140

Dusseldorf
26, Berliner Allee, 40212 Dusseldorf
Tel.: (49-211) 8644310
8644317
Fax: (49-211) 320928

Frankfurt am Mein
41, Wilhelm-Leuschner-Strasse,
60329 Frankfurt am Main, Germany
Tel.: (49-69) 2730060
Fax: (49-69) 252902

Hamburg
60, Admiralitatstrasse, 20459
Hamburg
Tel.: (49-40) 3742883
3742884
Fax: (49-40) 3742888

Munich
Isartoplatz, 2, 80331, Munich
Tel.: (49-89) 288261
Fax: (49-89) 2805366

Great Britain
London
Aeroflot, 70, Piccadilly Street,
London W1V 9HH, UK
Tel.: (44-20) 73552233
Fax: (44-20) 73552323

Greece
Athens
14, Xenofontos St. Syntagma,
GR-10557 Athens, Greece
Tel.: (30-1) 3220986
3221022
Fax: (30-1) 3236375

Thessaloniki
21, Dimitriou Gounaru Street, 54622
Thessaloniki, Makedonia, Greece
Tel.: (30-31) 282376
282397
Fax: (30-31) 282773

Guinea
Conakry
28, Avenue de la République, B.P.
Conakry
Tel.: (224-4) 414143
663550
Fax: (224-4) 663550

Hungary
Budapest
4, Váci Utca,
1052 Budapest V., Hungary
Tel.: (36-1) 3171734
Fax: (36-1) 3171717

India
Calcutta
1st Floor, Lord Building, 7/1,
Lord Sinha Road, 700071 Calcutta,
India
Tel.: (91-33) 2827069
2829831
Fax: (91-33)2821617

Delhi
Ground Floor, Tolstoy House,
15-17, Tolstoy Marg
11000 New Delhi, India
Tel.: (91-11) 3312843
3316414
3723243
3310411
Fax: (91-11) 3723245

Bombay
11, Tulsiani Chambers, Ground Floor,
Free Press Journal,
Marg Nariman Point,
400021 Mumbai, India
Tel.: (91-22) 2025780
2821682
2821476
Fax: (91-22) 2871942

Indonesia
Jakarta
Hotel Sahid Jaya, 86,
Jl.Jend.Sudirman, Jakarta,
Indonesia 10220
Tel.:(62-21) 5707083
5702184
5702185
Fax: (62-21) 5702186

Iran
Tehran
23 Ostad Nejatollahi Street,
Tehran, Iran
Tel.: (98-21) 8808480
8807495
8807484
Fax: (98-21) 8808672

Iraq
Baghdad
Palestine Hotel, st. Hai Abu Nuas
Mahala 102, Street 45, Building 3
Baghdad, Iraq
Tel.: (964-1) 7187082
Fax: (964-1) 7176881

Ireland
Dublin
Level 2, Link Building,
Dublin Airport, Ireland
Tel.: (353-1) 8446166
Fax: (353-1) 8446349

Shannon
Shannon Airport, Ireland
Tel.: (353-61) 472299
Fax: (353-61) 472902

Israel
Tel Aviv
Migdalor House, 1, Ben Yehuda
Street,
Tel Aviv, Israel
Tel.: (972-3) 5107050
5107051
Fax: (972-3) 5107049

Italy
Milan
19, Via Vittor Pisani, 20124 Milano
Tel.: (39-02) 66986985
66986987
Fax: (39-02) 66984632

Padua
20, Piazzetta Conciapelli, 35137
Padova, Italy
Tel.: (39-049) 8762420
8762400
Fax: (39-049) 8762410

Rome
76, Via Bissolati,
00187 Roma, Italy
Tel.: (39-06) 4203851
Fax: (39-06) 42904923

Japan
Niigata
Aeroflot, Passenger Terminal bld., 1F,
Niigata Airport, 3710
Matzuham-cho, Niigata, 950-0001,
Japan
Tel.:(8125) 2755000, 2746601
Fax: (8125) 2718531

Osaka
Imagawa Building 8F, 2-2-17
Imabashi Chuo-ku, 541-0042 Osaka,
Japan
Tel.: (81-72) 4565288
Fax: (81-72) 4565289

Tokyo
SVAX TT Building, 3-11-15,
Toranomon, Minato-ku, 105-0001
Tokyo, Japan
Tel.: (81-3) 34349681, 34349667
34349680
Fax: (81-3) 34349669, 34349668

Jordan
Amman
Al-Khairat Building, Street Mekka,
P.O. Box 7303, Jabal Amman, Jordan
Tel.: (962-6) 5521642
5521643
Fax: (962-6) 5533692

Kazakhstan
Alma-Ata
109, Zhibek-Zholy Street, office 16,
480004 Almaty
Tel.: (327-2) 629638
Fax: (327-2) 333916
23907

Kuwait
El Kuwait
Fahed Al-Salem Street, Dawlia
commercial Center, P.O. Box 3539
Safat, 13036, Kuwait
Tel.: (965) 2428331
2404838
2404839
Fax: (965) 2428332

Kyrgyzstan
Bishkek
230, Chu Avenue, 720010 Bishkek
Tel.: (996-312) 244283
651335
Fax: (996-312) 651452

Latvia
Riga
6, Gertrudes Street, Riga LV-1050
Latvia
Tel.: (37-17) 270501
278774
Fax: (37-17) 313250

Lebanon
Beirut
Gefinor Center, Block C, 41
Clemenceau Street
Beyruth, Lebanon
Tel: (961-1) 739596
Fax: (961-1) 739597

Libya
Tripoli
32, Baghdad Street, Bedri Building
P.O. Box 4638
Tripoli, Libya
Tel.: (218-21) 3334898
Fax: (218-21) 4441527

Lithuania
Vilnius
8/2, Pylimo Street, 2001 Vilnius,
Lietuva
Tel.:(370-2) 224189
Fax: (370-2)224189

Malaysia
Kuala Lumpur
Level 17, suite 17.03,
Menara Hla, No. 3
Jalan Kia Peng,
50450 Kuala Lumpur
Tel.: (6-03) 21616946
21613231
Fax: (6-03)21617294

Malta
Valletta
1 st Floor, Regency House
Republic Street, Valletta, VLT 04,
Malta
Tel.: (356) 232641
243581
Fax: (356)240673

Mexico
Mexico City
Ave Insurgentes sur 933,
70 piso Col. Napoles,
D.F.C.P. Mexico 03810
Tel.: (52-5) 6879941
6879218
6879122
Fax: (525) 5237139

Mongolia
Ulan Bator
15 Seul Street, Ulaan Baatar
Aeroflot
Tel.: (976-11) 320720
Tel/fax: (976-11) 323321

Morocco
Casablanca
47, Building Raja, on the corner
of Avenue Moulay Youssef & Avenue
Anfa, 1st floor, room Apt. 129,
Casablanca, Maroc
Tel.: (212-2) 206410, 206411
Fax: (212-2) 476249

Nepal
Kathmandu
Kamaladi, P.O. Box 5640, Kathmandu
Tel.: (977-1) 227399
Fax: (977-1) 226161

Netherlands
Amsterdam
26, Weteringschans, 1017 SG,
Amsterdam
The Netherlands
Tel.: (31-20) 6245715
6254049
Fax: (31-20) 6259161

Nigeria (closed since May 1, 2002)
Lagos
36, Tafawa Balewa Square,
Lagos, Nigeria
Tel.: (234-1) 2637223
Fax: (234-1) 2637223

Norway
Oslo
6, Øvre Slottsgt,
0157 Oslo Norway
Tel.: (47) 22332887, 22332886
Fax: (47) 22332880

Pakistan
Karachi
Hotel Holiday Inn,
Crowne Plaza,
Shahrah-e-Faisal road,
Karachi, Pakistan
Tel.: (92-21) 5219192
5212838
5217138
Fax: (92-21) 5685640

Panama
Unicentro Bella Vista, Avenue Justo,
Arosemena y Calle 42,
P.O. Box 2642, Balboa Ancon,
Panama City, R. de Panama
Tel.: (507) 2250497
2250587
Fax: (507) 2250622

Peru
Lima
233, Avenida Comandante Espinar,
Miraflores,
Lima, Peru
Tel.: (51-1) 4448716
2411695
2410648
Fax: (51-1) 4475626

Poland
Warsaw
29, Alleje Jerozolimskie, 00-508
Warszawa, Poland
Tel.: (48-22) 6281710, 6281611
Fax: (48-22) 6282557

Portugal
Lisbon
36-D, Avenida da Liberdade,
Index 1250-145,
Lisboa, Portugal
Tel.: (351) 213467812
213467427
213467776
Fax: (351) 213422038

Republic of Korea
Seoul
RM 404, City Air Terminal Building,
159-6, Samsung-dong, Kangnam-ku,
Seoul, Korea
Tel.: (82-2) 5693271
5693272
5693273
Fax: (82-2) 5693276

Romania
Bucharest
29, Sestor 1, Strada Biserica Amzei,
Bucuresti, Romania
Tel.: (40-1) 3150314,
6502948
Fax: (40-1) 3125152

Russia
Moscow
Frunzenskaya Naberezhnaya, 4
Koroviy Val, 7
Yeniseiskaya Ulitsa, 19
Ulitsa Petrovka, 20/1
Kosmodamianskaya Naberezhnaya, 4
Kuznetsky Most, 3
Tel.: (7-095)7535555

Anapa
Ulitsa Krasnaya, 186/188
Tel.: 7-(86133) 54706
Fax: 7-(86133) 45597

Arkhangelsk
163051 Arkhangelsk
Airport Talagi
Tel.: (7-8182) 239500
Fax: (7-8182) 239353

Astrakhan
Ulitsa Zhelyabova, 35
Tourist Company Sputnik
Tel.: (7-8512) 394999
Fax.: (7-8512) 220521

Chelyabinsk
Ulitsa Svobody, 90
Tel.: (3-512) 370231, 370917

Irkutsk
Ulitsa Dekabristskikh Sobytiy, 97
Tel.: (7-3432) 270798, 286795
Fax: (7-3432) 271741

Kaliningrad
Ploschad Pobedy, 4
Tel.:(7-0112) 516455, 554805
Fax: (7-0112) 556454

Khabarovsk
680000 Khabarovsk
Ulitsa Karla Marksa, 39
Tel.: (7-4212) 327592
Fax: (7-4212) 306337

Krasnodar
350000 Krasnodar
Ulitsa Krasnaya, 43
Tel.: (7-8612) 640010
Fax: (7-8612) 640004

Mineralnye Vody
Airport
Tel.: (7-87922) 59234
Fax: (7-87922) 59234

Murmansk
183025 Murmansk
Ulitsa Spolokhi 8, office I
Tel.: (7-8152) 546360
Fax: (7-8152) 536360

Nizhnevartovsk
Ulitsa Omskaya, 11
Tel.: (7-3466) 243232
Fax: (7-3466) 245555

Nizhny Novgorod
Ploschad Gorkogo, 6
Tel.: (7-8312) 344040
Fax: (7-8312) 344188

Novosibirsk
630099 Novosibirsk-91,
Krasny Prospect, 44
Tel.: (7-3832) 221253
Fax: (7-3832) 227790

Omsk
Ulitsa Lenina, 22, office 240
Tel.: (7-3812) 533497
Fax: (3812)510142

Perm
Ulitsa Popova, 21
Tel. (7-3422) 349535

Petropavlovsk-Kamchatsky
683000 Petropavlovsk-Kamchatsky
Ulitsa Sovetskaya, 35
Tel.: (4152) 112624

Rostov-on-Don
344066 Rostov-on-Don
Prospect Sokolova, 270/1
Tel.: (7-8632) 585180
Fax: (7-8632) 527687
Direct from Moscow 1555270

Samara
443001 Samara
Ulitsa Ulianovskaya, 16
Tel.: (7-8462)420162, 425111
Fax: (7-8462) 420163

St. Petersburg
191186 St. Petersburg
Ulitsa Kazanskaya, 5
Tel.: (7-812) 3273872, 3273873,
1185555,
Fax: (7-812) 3273870

Sochi
Ulitsa Chaikovskogo, 3
Tel.: (7-8622) 944097
Fax: (7-8622) 692639

Ufa
Verkhnetorgovaya Ploschad, 45
Tel.: (7-3472) 143979
Fax: (7-3472) 143987

Vladivostok
Ulitsa Sukhanova, 6
Tel.: (7-4232) 226647
Fax: (7-4232) 205235

Volgograd
400131 Volgograd
Prospect Lenina, 15
Tel/Fax: (7-8422) 936017

Yekaterinburg
GSP-209
Ulitsa Belinskogo, 56
Tel.: (7-3432) 611421
Fax: (7-3432) 615732

Senegal
Dakar
3, Bd. de la République,
Dakar
Tel.: (221) 8224815
Fax: (221) 8221368

Seychelles
Victoria
P.O. Box 278,
Pirates Arms Building,
Victoria Mahé, Seychelles
Tel.: (248) 225005
224872
Fax: (248) 224170

Singapore
Singapore
#01-02/02-00, 15 Queen Street,
Tan Chong Tower,
188537 Singapore
Tel.: (65) 3361757
Fax: (65) 3376352

Slovakia
Bratislava
13, Laurinska, 81101 Bratislava,
Slovak Republic
Tel.: (421-7) 54435192
Fax: (421-7) 54432174

Slovenia
Ljubljana
21, Dunajska, 1000 Ljubljana,
Slovenija
Tel.: (386-1) 4368566
14368568
Fax: (386-1) 14368593

Spain
Barcelona
41, calle Mallorca,
08029 Barcelona, España
Tel.: (34-93) 4305880
4308741
Fax: (34-93) 4199551

Madrid
2, C/Jose Ortega y Gasset,
28006 Madrid, España
Tel.: (34-91) 4313706
4314107
Fax: (34-91) 4318098

Tenerife
Aeropuerto de Tenerife Sur,
38610 Tenerife,
Canary Islands (Islas Canarias),
España
Tel.: (34-922) 759461
Fax: (34-922) 759460

Sweden
Stockholm
31, Sveavägen, 2 tr,
Box 3075,
10361 Stockholm, Sweden
Tel.: (46-8) 217007
215367
Fax: (46-8) 217185

Switzerland
Geneva
14-16, Place Cornavin,
1201 Geneve, Suisse
Tel.: (41-22) 9092770
Fax: (41-22) 7388312

Zurich
41, Talacker, 8001 Zürich
Tel.: (41-1) 2114633
2124634
Fax: (41-1) 2124046

Syria
Damascus
29, May Street,
Damascus, Syria
Tel.: (963-11) 2317956
Fax: (963-11) 2317952

Thailand
Bangkok
183, Mezzanine Floor, Regent House,
183, Rajdamri Road,
10330 Bangkok
Tel.: (66-2) 2553139
2510617
Fax: (66-2) 2553138

Tunisia
Tunis
42, Avenue Hedi Chaker, 1002 Tunis
Tel.: (216-1) 845831
846379
Fax: (216-1) 849413

Turkey
Ankara
114/2, Cinnah Caddesi, Çankaya
06550 Ankara, Turkey
Tel.: (90-312) 4409874
4409875
Fax: (90-312) 4409220

Antalya
Bayindir Airport
07030 Antalya, Turkey
Tel.: (90-242) 3303106
Fax: (90-242) 3303477

Istanbul
141, Cumhuriyet Caddesi, Elmadag,
Istanbul
Tel.: (90-212)
296 6725
Fax: (90-212) 2966737

Ukraine
Dnepropetrovsk
72-A, Prospect Karl Marx
Dnepropetrovsk
Tel.: (380-56) 7784938
Fax: (380-56) 7784937

Kiev
112A, Saksagansky Street,
252032 Kiev
Tel.: (380-44) 2454359
Fax: (380-44) 2454881

Simferopol
2a, Pavlenko Street,
95006 Simferopol
Tel.: (380-652) 511516
Fax: (380-652) 511517

United Arab Emirates
Abu-Dhabi
P.O. Box 25111
Abu Dhabi, U.A.E.
Tel.: (971-2) 6271726
6270342
Fax: (971-2) 6270247

Dubai
P.O. Box 1020, Al Maktoum Street,
Dubai, U.A.E.
Tel.: (971-4) 2229800
2222245
Fax: (971-4) 2227771

Sharjah
P.O. Box 22748 Al Soor Area,
Sharjah, U.A.E.
Tel.: (971-6) 5721991
Fax: (971-6) 5721993

USA
Chicago
225, Avenue N. Michigan, Suite 2304
60601, Chicago, Illinois
Tel.:(1-312) 8192350
Fax: (1-312) 8192352

Los Angeles
9100, Wilshire Blvd., Suite 175,
90212 Beverly Hills, California
Tel.: (1-310) 2815300
Fax: (1-310) 2815304

New York
1384, Broadway, 22 Floor
10018 New York, New York
Tel.: (1-212) (888) 3406400
9442300
Fax: (1-212) (888) 9445200

San Francisco
291, Geary Street, Suite 200
94102 San Francisco, California
Tel.: (1-415) 4342300,
Fax: (1-415) 4034033

Seattle
1411, 4th Avenue, Suite 420,
98101 Seattle, Washington
Tel.: (1-206) 4641005
Fax: (1-206) 4640452

Washington, DC
1634, Eye Street, N.W., Suite 200,
Washington, DC 20006
Tel.: (1-888) (1-202) 6864949
Fax: (1-888) (1-202) 3474305

Uzbekistan
Tashkent
79-A, Nukus Street,
700015 Tashkent
Tel.: (998-712) 1523018
Fax: (998-712) 1523014

Vietnam
Hanoi
Daeha Business Center,
360 Kim Ma Str., Ba Dinh distr., Ha Noi
Tel.: (84-04) 7718742
7718718
Fax: (84-04) 7718522

Ho Chi Minh City
4H, Le Loi Street, distr. 1,
Ho Chi Minh City, Vietnam
Tel.: (84-8) 8293489
Tel/fax: (84-8) 8290076

Yemen (to be closed on July 1, 2002)
Sana'a
51, Zubeiry Street, Sana'a
P.O. Box 8284
Tel.: (967-1) 240939
Fax: (967-1) 242992

Yugoslavia
Belgrade
21 Braće Jugovića,
11000 Beograd
Tel.: (381-11) 3225814,
3226641
Fax: (381-11) 3248675

Glossary of Terms and Abbreviations

AEA — Association of European Airlines
Aeroflot Bonus — Aeroflot's Frequent Flyer Program
Aeroflot (JSC Aeroflot) — also referred to as the Company, or the Airline
ARC — Airlines Reporting Corporation
ASK (available seat-kilometers) — total number of seats available for the transportation of paying pasengers multiplied by the number of kilometers flown
ATC — Aeroflot Aviation Technical Center
BSP/ARC — electronic ticket sales systems
cargo load factor — number of ton-kilometers flown divided by the available ton kilometers (ATK) as percentage
CS — common share
FAA — Federal Aviation Administration of the US
GDR — Global Depositary Receipts
IAS — International Accounting Standards
IATA — International Air Transport Association
ICAO — International Civil Aviation Association
ICCS — International Currency Clearing System
LLC — limited liability company
market capitalization — total market value of securities issued by a company)
NAUFOR — National Association of Stock Market Participants of Russia
NEWEX — New Europe Exchange (Vienna, Austria)
passenger load factor — revenue pasenger-kilometers (RPK) divided by the number of available seat-kilometers (ASK)
RTS — Russian Trading System
RVSM — reduced vertical separation minimum
SAP/R3 — integrated resource management system
SEC — Securities and Exchange Commission of the US
TCAS — Traffic Collision Avoidance System
ATK — available ton-kilometers (total number of tons for the transportation of cargo multiplied by the number of kilometers flown)
hub — term used for a correspondence platform where departures and arrivals are scheduled so as to minimize transfer times
passenger-kilometers — the sum of products obtained by multiplying the number of revenue passengers carries on each flight stage by the flight stage distance
RPK (revenue passenger-kilometers) — revenue passenger kilometers are computed by multiplying the total number of paying passengers by the kilometers flown

Contact Information for Shareholders

37, Building 9, Leningradsky Prospect,
Moscow, 125167 Russia
Hot Line for shareholders and investors
Tel. +7 (095) 2580686, 2580650
Fax +7 (095)2580684, 2580686
E-mail: kbudaev@aeroflot.ru
www.aeroflot.ru
(refer to Section for the Shareholder and Investor)